UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zix Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Noah F. Webster

Chief Legal Officer

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6454	Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Zix Corporation, a Texas corporation (“Zix”, the “Company”, “we”, “us” or “our”). The address of Zix’s principal executive office is 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960 and its telephone number is (214) 370-2000.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Zix’s common stock, par value $0.01 per share (“Common Stock”). As of the close of business on November 19, 2021, the latest practicable date prior to the filing of this Schedule 14D-9, there were:

•	56,790,468 shares of Common Stock issued and outstanding; and

•

100,206 shares of preferred stock, par value $1.00 per share, of the Company (“Preferred Stock”) issued and outstanding, all of which were designated as Series A Convertible Preferred Stock, par value $1.00 per share, of the Company (“Series A Preferred Stock”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The name, business address and business telephone number of Zix, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

(b)	Tender Offer

This Schedule 14D-9 relates to a tender offer by Zeta Merger Sub Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of Common Stock of Zix (the “Shares”) for a purchase price of $8.50 per Share in cash (the “Offer Price”), net to the seller of any withholding of taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2021, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by OpenText and Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 22, 2021. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Zix’s shareholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated November 7, 2021, among Zix, OpenText and Merger Sub, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Zix (the “Merger”), pursuant to Section 21.549(c) of the Texas Business Organizations Code, as amended (the “TBOC”), with Zix continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of OpenText, without a meeting or vote of shareholders of Zix. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Zix, OpenText, Merger Sub, any wholly owned subsidiary of OpenText (other than Merger Sub) or of Merger Sub, any wholly owned subsidiary of Zix or by shareholders of Zix who have perfected their statutory rights of appraisal under the TBOC) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without interest thereon and net of any withholding of taxes. The treatment of equity awards under Zix’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Zix and Its Executive Officers and Directors”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered, received (within the meaning of Section 21.459(c) of the TBOC) and not subsequently validly withdrawn Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC) that, considered together with all other Shares, if any, beneficially owned by OpenText and affiliated entities, represent at least one Share more than two-thirds of the total number of Shares issued and outstanding (excluding from such outstanding amount any Shares held in treasury by Zix or any other Shares acquired by Zix prior to the expiration of the Offer) (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (such Act, the “HSR Act” and such condition, the “HSR Condition”), and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m., Eastern Time, on the date that is twenty (20) business days following the commencement of the Offer. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, the HSR Condition is not satisfied and has not been waived by Merger Sub or OpenText, to the extent waivable by Merger Sub or OpenText, then Merger Sub shall extend the Offer for consecutive periods of up to ten (10) business days per extension (or such longer period as the parties may agree) to permit the HSR Condition to be satisfied; (ii) if, as of the then-scheduled expiration date, any other Offer Condition is not satisfied and has not been waived by Merger Sub or OpenText, then Merger Sub may, without the prior written consent of Zix, extend the Offer on one or more occasions for consecutive periods of up to ten (10) business days per extension (or such longer period as the parties may agree), until such time as all Offer Conditions are satisfied; (iii) if, as of the then-scheduled expiration date of the last extension period referred to in (i) or (ii) above, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Merger Sub or OpenText, then Merger Sub shall, at the request of Zix (which request may be made up to three times), extend the Offer for an additional period of up to ten (10) business days (or such longer period as Zix and OpenText may mutually agree in writing); and (iv) Merger Sub shall extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC or its staff or the Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer. Without the written consent of Zix, Merger Sub will not be permitted to, and without the written consent of Merger Sub, Merger Sub will not be required to, extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement, (ii) 11:59 p.m., Eastern Time, on March 8, 2022 and (iii) the final expiration date following extension of the Offer in compliance with the provisions described above. Unless the Merger Agreement is validly terminated, Merger Sub may not terminate or withdraw the Offer prior to any scheduled expiration date without the prior written consent of Zix. If the Merger Agreement is validly terminated, then Merger Sub will promptly (and in any event within two (2) business days following such termination) and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Merger Sub will promptly return, and cause any depository acting on behalf of Merger Sub to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Subject to the satisfaction or waiver of the Offer Conditions, Merger Sub will (i) promptly after the expiration date of the Offer accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time, pay for such Shares.

Additionally, OpenText may, in its sole discretion, elect to assume or substitute some or all of the Company Stock-Based Awards (as defined below) or options to purchase Shares (“Company Options”) in a manner contemplated by the applicable plan permitting the grant of compensatory equity-based awards (“Company Stock Plan”), in which case such Company Stock-Based Awards or Company Options will not accelerate vesting in connection with the consummation of the transactions contemplated in the Merger Agreement. In the event OpenText elects such treatment, it is required to notify Zix of its decision by no later than seven calendar days following the date the Offer is commenced. Absent a timely election by OpenText with respect to some or all of the Company Stock-Based Awards or Company Options, such remaining awards and/or options will be accelerated and receive the Merger Consideration, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Zix and Its Executive Officers and Directors — Treatment of Equity Awards in the Transactions,” which is incorporated by reference herein.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Availability to OpenText and/or Merger Sub of debt or other financing is not a condition precedent to consummation of the Transactions.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference. This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Zix’s stockholders. Zix is not asking for a proxy and you are requested not to send Zix a proxy. Any solicitation of proxies that OpenText or Zix might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

According to the Offer to Purchase, the address of the principal executive office of OpenText is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1. The telephone number of OpenText is (519) 888-7111. The address of the principal executive office of Merger Sub is Suites 301 & 302, 2440 Sand Hill Road, Menlo Park, CA 94025. The telephone number of Merger Sub is (650) 645-3000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Zix, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Zix or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) OpenText, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Zix (the “Zix Board” or the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with OpenText and Merger Sub and Their Affiliates

Merger Agreement

On November 7, 2021, Zix and OpenText entered into the Merger Agreement. On November 8, 2021, Merger Sub executed a joinder to the Merger Agreement (the “Joinder”), thereby becoming a party to, and assuming all rights and obligations of the Merger Sub under, the Merger Agreement. The summary of the material provisions of the Merger Agreement and the Joinder contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement and the Joinder.

The Merger Agreement governs the contractual rights among Zix, OpenText and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Zix’s shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Zix to OpenText and Merger Sub and representations and warranties made by OpenText and Merger Sub to Zix. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Zix, OpenText or Merger Sub in Zix’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Zix to OpenText and Merger Sub in connection with the signing of the Merger Agreement. Such confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Zix, OpenText and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Zix, OpenText or Merger Sub. Zix’s shareholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Zix, OpenText, Merger Sub or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the Joinder, and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and the Joinder, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement

On August 12, 2021, OpenText and Zix entered into a confidential non-disclosure agreement (the “Confidentiality Agreement”), in connection with OpenText’s consideration of a possible strategic transaction with Zix. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two (2) years from the date of the Confidentiality Agreement. OpenText also agreed to abide by a standstill provision for a period of twelve (12) months, which standstill provision automatically terminates prior to the expiration of the twelve (12)-month term in certain situations. The Confidentiality Agreement contains a non-solicitation provision prohibiting OpenText and any of its affiliates or representatives, for a period of twelve (12) months from the date of the Confidentiality Agreement, from soliciting for employment any executive-level employee of Zix, or any of its subsidiaries, or any direct reports of such executive-level employee, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement

On October 26, 2021, Zix and OpenText entered into an agreement with respect to exclusivity pursuant to which each party agreed that from the date thereof until 5:00 p.m. Eastern Time on November 8, 2021, Zix would not, and would cause its affiliates, directors, officers, employees, advisors and other representatives not to, directly or indirectly, (a) initiate, solicit, facilitate or encourage any inquiries, discussions or proposals regarding (including by providing any information to any person or entity for the purpose of making, evaluating or determining whether to make or pursue, any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in any way in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, other than any transaction involving OpenText, any (i) direct or indirect acquisition or purchase by any person or entity (by merger, consolidation or otherwise) of a material number of the issued and outstanding shares of Zix or all or a material portion of the assets of Zix and its subsidiaries, taken as a whole, or (ii) any other transaction that could reasonably be expected to impede, interfere with, prevent, materially delay or limit the economic benefit to OpenText of the transaction. Zix agreed it would promptly notify OpenText of, and communicate to OpenText the terms of any inquiry, discussion or proposal regarding any such alternative transaction, including the identity of the relevant third party.

True Wind Tender and Voting Agreement

On November 7, 2021, in connection with the execution of the Merger Agreement, OpenText and Zix entered into a Tender and Voting Agreement (the “True Wind Voting Agreement”) with Zephyr Holdco, LLC, a Delaware limited liability company (“True Wind”), the holder of all of the outstanding shares of Series A Preferred Stock. Under the terms of the True Wind Voting Agreement, True Wind has agreed, on the terms and subject to the conditions set forth therein, to convert its shares of Series A Preferred Stock into Shares (such converted Shares, together with any other Shares owned by True Wind, the “Subject Shares”), tender its Subject Shares in the Offer and, subject to certain exceptions, not withdraw any such Subject Shares previously tendered.

True Wind has also agreed to vote, or provide a written consent in respect of, all Subject Shares (to the extent that any of the Subject Shares have not been purchased in the Offer), against (i) any Acquisition Proposal (as defined below) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Zix or its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (iii) to the extent submitted to a shareholder vote, any change in the business, management or Zix Board (other than as directed by OpenText or Merger Sub) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Transactions, (B) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, Zix.

Subject to certain exceptions, True Wind may not transfer any of the Subject Shares. The True Wind Voting Agreement will terminate upon the earlier of (i) the valid termination of the Merger Agreement, (ii) the Effective Time, (iii) the mutual written agreement of the parties or (iv) the date of any amendment or modification to the Merger Agreement or the Schedule TO, or a waiver of a provision therein, without True Wind’s prior written consent, that (a) materially delays or imposes any additional material restrictions or conditions on the payment of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer, (b) imposes any additional material conditions on the consummation of the Merger, (c) decreases the amount or changes the kind of consideration to be paid to Zix’s stockholders in connection with the Merger or (d) adversely affects the tax consequences of the Merger to True Wind.

Additionally, each of OpenText and Zix have agreed to (i) use their respective reasonable best efforts to cause the closing of the Merger to occur on the same day as the payment for the Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) in any event, cause the closing of the Merger to occur within one (1) business day following such payment, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

The foregoing summary and description of the True Wind Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the True Wind Voting Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Director and Officer Tender and Voting Agreement

On November 7, 2021, in connection with the execution of the Merger Agreement, OpenText entered into a Tender and Voting Agreement (the “D&O Voting Agreement”) with each of the directors and executive officers of Zix (other than James H. Greene, Jr., who has an indirect beneficial ownership of the Shares held by True Wind, and Brandon Van Buren, a former partner at True Wind Capital who does not beneficially own any Shares) (the “Supporting Shareholders”). Under the terms of the D&O Voting Agreement, the Supporting Shareholders have agreed, among other things, to tender in the Offer all Shares beneficially owned by such directors and executive officers and not withdraw any such Shares previously tendered.

The Supporting Shareholders have also agreed to vote, or provide a written consent in respect of, all Shares beneficially owned by them (to the extent that any of such Shares have not been purchased in the Offer), against (i) any Acquisition Proposal or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Zix or its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Zix or any of its subsidiaries, (iii) to the extent submitted to a shareholder vote, any change in the business, management or Zix Board (other than as directed by OpenText or Merger Sub) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Transactions, (B) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, Zix.

Subject to certain exceptions, the Supporting Shareholders may not to transfer any of their Shares that are subject to the D&O Voting Agreement. The D&O Voting Agreement will terminate upon the earlier of (i) the valid termination of the Merger Agreement, (ii) the Effective Time or (iii) the mutual written agreement of the parties thereto.

The foregoing summary and description of the D&O Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the D&O Voting Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Arrangements Between Zix and Its Executive Officers and Directors

Certain of Zix’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Zix Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Zix Board — Reasons for the Recommendation.”

For further information with respect to the arrangements between Zix and its named executive officers, see the information under the headings “2020 Executive Compensation” and “Proposal 3 – Approve, on an Advisory Basis, the Compensation of our Named Executive Officers” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on April 23, 2021 and incorporated herein by reference as Exhibit (e)(36).

Zix’s current executive officers and directors are as follows:

Name	Position
David J. Wagner	Chief Executive Officer, President and Director
David E. Rockvam	Chief Financial Officer
Ryan L. Allphin	Chief Product Officer
John P. Di Leo	Chief Revenue Officer
Noah F. Webster	Chief Legal & Compliance Officer and Corporate Secretary
Robert C. Hausmann	Chairman of the Board; Independent Director
Mark J. Bonney	Independent Director
Maryclaire Campbell	Independent Director
Taher A. Elgamal	Independent Director
James H. Greene, Jr.	Independent Director
Maribess L. Miller	Independent Director
Brandon Van Buren	Independent Director

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Zix’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of Zix. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other shareholders of Zix. As of November 19, 2021, the executive officers and directors of Zix beneficially owned, in the aggregate, 22,044,756 Shares (which, for this purpose, excludes unvested Shares subject to forfeiture restrictions, Shares underlying Company Options (as defined below, whether or not currently exercisable) and Shares underlying Company Stock-Based Awards).

The following table sets forth as described above the number of Shares beneficially owned as of November 19, 2021, by each of Zix’s current executive officers and directors (excluding unvested Shares subject to forfeiture restrictions, Shares underlying Company Options (whether or not currently exercisable) and Shares underlying Company Stock-Based Awards) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#)		Cash Consideration Payable in Respect of Shares ($)
David J. Wagner	537,278		4,566,863
David E. Rockvam	238,840		2,030,140
Ryan L. Allphin	25,000		212,500
John P. Di Leo	88,898		755,633
Noah F. Webster	91,948		781,558
Robert C. Hausmann	108,048		918,408
Mark J. Bonney	61,696		524,416
Maryclaire Campbell	39,099		332,342
Taher A. Elgamal	50,098		425,833
James H. Greene, Jr.(1)	20,699,837	(2)(3)	175,948,615
Maribess L. Miller	104,014		884,119
Brandon Van Buren(4)	—		—
All of Zix’s current directors and executive officers as a group (12 persons)	22,044,756		187,380,426

(1)	Represents indirect beneficial ownership of the shares held by Zephyr Holdco, LLC. See footnotes 2 and 3.
(2)

Based on our review of Amendment No. 11 to the Schedule 13D filed with the SEC on November 9, 2021, Zephyr Holdco, LLC holds 100,206 shares of Series A Preferred Stock as of November 7, 2021. The manager of Zephyr Holdco, LLC is True Wind Capital, L.P. The general partner of True Wind Capital, L.P. is True Wind Capital GP, LLC. Mr. James H. Greene, Jr. and Mr. Adam H. Clammer are the managing members of True Wind Capital GP, LLC.

(3)

Represents shares of Common Stock, as of November 19, 2021, issuable upon conversion of the 100,206 shares of Series A Preferred Stock held by Zephyr Holdco, LLC, which initially had a Stated Value of $1,000 per share, which accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the applicable conversion date multiplied by (B) the Conversion Rate (as defined in the Certificate of Designation of the Series A Preferred Stock) as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. The current Conversion Rate is equal to 166.11, subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designation. Zephyr Holdco, LLC holds all of the outstanding shares of Series A Preferred Stock. All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Series A Preferred Stock.

(4)	Mr. Van Buren does not beneficially own any shares.

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that OpenText may, in its sole discretion, elect to assume or substitute some or all of the Company Stock-Based Awards or Company Options in a manner contemplated by the applicable Company Stock Plan, in which case such Company Stock-Based Awards or Company Options will not accelerate vesting in connection with the consummation of the Transactions. In the event OpenText elects such treatment, it is required to notify Zix of its decision by no later than seven calendar days following the date the Offer is commenced.

Absent a timely election by OpenText with respect to some or all of the Company Stock-Based Awards or Company Options, the Merger Agreement provides that, as of the Effective Time:

•

each remaining Company Stock-Based Award that is then outstanding, whether or not vested, will (i) to the extent not previously vested, by deemed fully vested and (ii) be cancelled and converted into the right to receive a cash payment equal to the product obtained by multiplying (A) the Offer Price (less the purchase price per Share, if any, of such Company Stock-Based Award) by (B) the total number of Shares then subject to such Company Stock-Based Award;

•

each remaining Company Option that is then outstanding and unexercised, whether or not vested and exercisable and which has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will accelerate vesting in full and be cancelled and converted into the right to receive a cash payment equal to the product obtained by multiplying (i) (A) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option (or (B), to the extent provided in an ETBA (as defined below), if greater, the fair value of such In the Money Option as determined by United States generally accepted accounting principles (“GAAP”)), by (ii) the total number of Shares then issuable upon exercise in full of such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes; and

•

each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested or exercisable, will be cancelled with no consideration payable in respect thereof.

Notwithstanding the above, any payment (including, if applicable, payments in kind) to holders of Company Stock-Based Awards granted and subject to Israeli tax under Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (such ordinance, the “Israeli Tax Ordinance”, and such awards, “Section 102 RSUs”) and to holders of Company Stock-Based Awards granted and subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance (such awards, “Section 3(i) RSUs”) will be paid to ESOP Management and Trust Services Ltd. (which serves as the trustee of the Israel Award Plan of Zix Corporation, effective November 5, 2020, and the awards granted thereunder) (the “Section 102 Trustee”), in full without any withholding of taxes, provided that the Company obtained an Israeli Interim Tax Ruling or an Israeli Tax Ruling (each as defined in the Merger Agreement) prior to the closing of the Merger. Such payments will be held and released by the Section 102 Trustee in accordance with the provisions of Section 102 of the Israeli Tax Ordinance (if applicable)

and the Israeli Tax Ruling, and for further distribution to the beneficial holders subject to the receipt (on or after the closing of the Merger) by the Section 102 Trustee of a duly executed letter from the holders of Section 102 RSUs in form and substance mutually agreed upon by Zix and OpenText in relation to any payment to such holders, and of a duly executed acknowledgement by the holders of Section 3(i) RSUs in form and substance to be mutually agreed upon by Zix and OpenText, in relation to any payment to such holders.

As used herein, “Company Stock-Based Award” means each right of any kind, contingent or accrued, to receive Shares, payments or benefits measured in whole or in part by the value of a number of Shares granted pursuant to the Company Stock Plans (including performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options. As of the date of this Schedule 14D-9, the Company Stock-Based Awards consist of (i) restricted stock awards, some of which are subject to time-based vesting (“Restricted Shares”) and some of which are subject to performance-based vesting (“Performance Shares”), and (ii) restricted stock units, some of which are subject to time-based vesting (“RSUs”) and some of which are subject to performance-based vesting (“PSUs”).

During the period from the date of the Merger Agreement until the Effective Time, Zix may not issue, grant, sell, or deliver, or agree or commit to issue, grant, sell or deliver, any Company securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for (i) the issuance, delivery or sale of Shares pursuant to Company Stock-Based Awards or Company Options outstanding as of 5:00 p.m. on November 5, 2021, in accordance with their terms in effect on the date of the Merger Agreement.

The following table sets forth, for each of Zix’s executive officers and the members of the Zix Board (i) the number of Shares subject to vested and unvested Company Options held as of November 19, 2021 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the exercise price of such Company Options by the number of Shares subject to the Company Options. Executive officers who are party to an ETBA (as defined below) are entitled to the greater of this spread or the fair value of the Company Option under GAAP. Therefore, if it is determined that the fair value of the Company Option under GAAP is greater than this spread, the cash payable to such executive officers may be greater than those amounts listed in the table below.    The below table also assumes that OpenText will not assume, substitute or convert any Company Options, and therefore they will be deemed vested and cashed out as of the Effective Time.

Name of Executive Officer or Director	Number of Shares subject Company Options (#)	Cash Consideration for Company Options ($)
David J. Wagner	200,000	978,000
Ryan L. Allphin	100,000	180,000
John P. Di Leo	100,000	47,000
David E. Rockvam	100,000	456,000
Noah F. Webster	—	—
Mark J. Bonney	78,894	382,785
Maryclaire Campbell	—	—
Taher A. Elgamal	27,708	118,887
Robert C. Hausmann	—	—
Maribess L. Miller	15,408	75,345

The following table sets forth, for each of Zix’s executive officers and the members of the Zix Board (i) the number of RSUs or Restricted Shares held as of November 19, 2021 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such RSUs and

Restricted Shares by the Offer Price, applying the change in control vesting provisions of the ETBAs. It is further assumed that (x) the executive officers are each party to an ETBA and (y) none of the RSUs or Restricted Shares are assumed by OpenText.

Name of Executive Officer or Director	Number of Shares subject to RSUs / Restricted Shares (#)	Cash Consideration for RSUs / Restricted Shares ($)
David J. Wagner	351,657	2,989,085
Ryan L. Allphin	147,475	1,253,538
John P. Di Leo	115,472	981,512
David E. Rockvam	167,688	1,425,348
Noah F. Webster	94,258	801,193
Mark J. Bonney	8,221	69,879
Maryclaire Campbell	9,083	77,206
Taher A. Elgamal	6,738	57,273
Robert C. Hausmann	6,873	58,421
Maribess L. Miller	9,029	76,747

The following table sets forth, for each of Zix’s executive officers and the members of the Zix Board (i) the number of PSUs or Performance Shares held as of November 19, 2021 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such PSUs and Performance Shares by the Offer Price, applying the change in control vesting provisions of the applicable awards. It is further assumed that (x) the executive officers are each party to an ETBA, (y) none of the PSUs or Performance Shares are assumed by OpenText and (z) that the PSUs and Performance Shares are paid out at maximum performance levels.

Name of Executive Officer or Director	Number of Shares subject to PSUs/Performance Shares (#)	Cash Consideration for PSUs/Performance Shares ($)
David J. Wagner	553,428	4,704,138
Ryan L. Allphin	158,713	1,349,061
John P. Di Leo	231,542	1,968,107
David E. Rockvam	334,506	2,843,301
Noah F. Webster	148,392	1,261,332
Mark J. Bonney	—	—
Maryclaire Campbell	—	—
Taher A. Elgamal	—	—
Robert C. Hausmann	—	—
Maribess L. Miller	—	—

Severance Plans and Employment Termination Benefits Agreements (ETBAs)

Zix has entered into Employment Termination Benefits Agreements (each, an “ETBA”) with certain of its executive officers and other key executives which provide for separation payments to those executives if their employment is terminated “other than for cause,” with or without a change in control, or, if during the 24-month period after a change in control, the executive resigns for “good reason,” as those terms are defined in the ETBAs. The separation payment is equal to 12 months of base salary for the named executive officer, plus a pro-rata portion (based on the proportion of the annual performance period elapsed as of the termination date) of the executive’s performance-based cash compensation, deemed equal to the Target Level amount payable under the incentive plan if the termination occurs in the first half of the year, and the greater of Target or the actual performance if the termination occurs in the second half of the year.

Additionally, if the Company Stock-Based Awards and Company Options are not assumed by OpenText, all of the executives’ unvested Company Options, RSUs, Restricted Shares, PSUs and Performance Shares will immediately vest in full and be paid out, disregarding any time-based or performance-based restrictions. Thus, the performance-based equity awards would pay out at the Maximum Level. These amounts will be paid at the Effective Time, whether or not a termination of employment occurs. Finally, the executives will receive the above-described annual cash award payout at the Effective Time, whether or not there is a termination of employment.

Under the ETBAs, the Company will also pay the employer share of the cost of continuation of health benefits for 12 months for the executive officers upon a termination without cause, or a resignation for good reason during the 24- month period after a change in control (collectively with the 12-month base salary continuation and the annual cash incentive award bonus, the “Separation Benefits”).

The Transactions will constitute a change in control for purposes of the ETBAs. In the event that each of the executive officers who is party to an ETBA is terminated at the Effective Time (and assuming the Effective Time occurs on December 21, 2021) the executive officers as a group would collectively be entitled to an aggregate of approximately $3,700,002 in Separation Benefits under the ETBAs, in addition to the equity amounts listed in the tables above.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Transactions for each of Zix’s executive officers who are designated as named executive officers in the Definitive Proxy Statement filed on April 23, 2021 or who have become named executive officers since the filing of the Definitive Proxy Statement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term describes the transaction-related compensation that will or may be payable to Zix’s named executive officers listed below. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the Item 402(t) table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Transactions may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Zix’s named executive officers would receive, assuming that (i) the Effective Time occurs on December 21, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Zix’s actively employed named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) all unvested and outstanding Company Options will immediately vest; (iv) restrictions on all unvested RSUs and Restricted Shares will lapse; (v) all PSUs and Performance Shares immediately vest at maximum performance; (vi) no named executive officer receives any additional equity grants on or prior to the Effective Time; and (vii) no named executive officer enters into any new agreement with Zix or OpenText or otherwise becomes legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name (1)	Cash ($) (2)	Equity ($) (3)	Pension/ NQDC ($) (4)	Perquisites/ Benefits ($) (5)	Tax Reimbursement ($) (6)	Total ($)
David J. Wagner	820,000	7,693,223	n/a	30,000	n/a	8,543,223
Ryan L. Allphin	502,515	2,737,599	n/a	30,000	n/a	3,270,114
John P. Di Leo	750,025	2,976,057	n/a	30,000	n/a	3,756,082
David E. Rockvam	603,737	4,268,649	n/a	30,000	n/a	4,902,386
David J. Robertson	431,983	1,945,650	n/a	30,000	n/a	2,407,633
Noah F. Webster	411,472	2,062,525	n/a	30,000	n/a	2,504,267

(1)

Under relevant SEC rules, Zix is required to provide information in this table with respect to its named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of Zix’s most recent proxy statement.

(2)

The amounts in this column represent the continued payment of each named executive officer’s base salary and pro-rata annual bonus. The ETBAs provide for the Separation Benefits on a “single trigger” basis for a termination without cause, and on a “double trigger” basis upon a termination by the executive for good reason (as defined in the ETBA) within twenty-four (24) months following a change in control of Zix. Subject to execution and delivery of a release, the following separation pay and benefits are provided: (i) 12 months continued base salary and (ii) 12 months payment of the employer portion of COBRA premiums. The ETBAs also provide for, to the extent it is a non-duplication of benefits received in the event of a change in control, a pro-rated payment of each named executive officer’s performance-based cash compensation for the year in which the termination occurs.

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer for the accelerated vesting of unvested and outstanding Company Options, the lapse of restrictions on RSUs and Restricted Shares and the vesting of PSUs and Performance Shares at maximum performance held by such named executive officer at the Effective Time. The value of the Company Stock-Based Awards is calculated by multiplying the number of Shares subject to such Company Stock-Based Award by the Offer Price. The amounts in this column are considered “single-trigger,” which would apply if OpenText does not assume the awards. The following table breaks down the dollar amounts in this column by type of Zix equity award:

Name	Company Options ($)	RSUs and Restricted Shares ($)	PSUs and Performance Shares ($)
David J. Wagner	—	2,989,085	4,704,138
Ryan L. Allphin	135,000	1,253,538	1,349,061
John P. Di Leo	26,438	981,512	1,968,107
David E. Rockvam	—	1,425,348	2,843,301
David J. Robertson	—	652,443	1,293,207
Noah F. Webster	—	801,193	1,261,332

(4)	No payments are due to any named executive officer under any pension or nonqualified deferred compensation plan in connection with the Transactions.

(5)

The amounts in this column represent the estimated value of employer-paid COBRA premiums. The amounts in this column are considered “single trigger” if due to a termination without cause, or a “double-trigger” if payable in the event of a qualifying resignation for good reason within 24 months of the Effective Time under the ETBAs (to the extent the executive is eligible to participate in such plan).

(6)	No named executive officer is entitled to tax reimbursement or gross up payments with respect to transaction-related compensation.

Employee Matters Following Closing

The Merger Agreement provides that, from and after the Effective Time through the first anniversary thereof (or, if longer, the time period specified in any employment contract, severance arrangement, ETBA or change in control agreement), the Surviving Corporation will honor all of the Company Benefit Plans (as defined below) (other than the broad-based Company Benefit Plans referenced in the next paragraph) in accordance with their terms as in effect immediately prior to the Effective Time, and will not terminate or materially amend such Company Benefit Plans except as required by law.

In addition, the Merger Agreement provides that the Surviving Corporation or one of its subsidiaries will continue the employment of all employees of Zix and its subsidiaries as of immediately prior to the Effective Time (each, a “Continuing Employee”). For a period of one year following the Effective Time (or until an earlier termination of employment), the Surviving Corporation and its subsidiaries will maintain for the benefit of Continuing Employees annual base salary, bonus and incentive opportunities, and other compensation and employee benefits (in each case, other than any paid time off or vacation, equity-based, change in control, retention, transaction bonus, severance or similar compensation or benefits (“Excluded Benefits”)) of the Surviving Corporation or any of its subsidiaries (collectively, the “Company Plans”) on terms and conditions that are substantially similar in the aggregate than those in effect at Zix or its subsidiaries (other than Excluded Benefits) on the date of the Merger Agreement. For purposes of any benefits or payments related to defined contribution benefit plans, such benefits and payment will be deemed to be comparable provided that they are at least as favorable as the benefits or payments OpenText or its applicable subsidiary provides under its applicable defined contribution benefit plan to its similarly situated employees.

At or after the Effective Time, OpenText, the Surviving Corporation and the Surviving Corporation’s subsidiaries will exercise commercially reasonable efforts to cause to be granted to the Continuing Employees credit for all service with Zix and its subsidiaries prior to the Effective Time and with OpenText, the Surviving Corporation and any of their subsidiaries on or after the Effective Time, for purposes of eligibility to participate, vesting and entitlement to benefits and vacation accrual where length of service is relevant (including for purposes of vacation accrual but not for purposes of any defined benefit pension plans or Excluded Benefits), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, the Merger Agreement provides that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by OpenText and its subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a comparable Company Benefit Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, OpenText will, or will cause the Surviving Corporation or any of OpenText’s subsidiaries to, exercise commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extent they were waived (or fulfilled) under corresponding Old Plans, and OpenText will, or will cause the Surviving Corporation or OpenText’s subsidiaries to, cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under a similar Old Plan.

As used herein, “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation or employee benefits, including each employment agreement, consulting agreement, independent contractor agreement, bonus, commission, stock option, stock purchase or other equity-based award, performance award, incentive compensation, profit sharing, savings, retirement, pension, disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation or other paid time-off, deferred compensation, severance, termination pay, post-employment or retirement benefits, retention, transaction bonus, change of control compensation, and fringe, welfare or other employee benefit or other similar plan, program, policy, practice, contract, agreement or other arrangement providing for remuneration of any kind, whether or not in writing, whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), in each case, which is sponsored, entered into, maintained, contributed to (or required to be sponsored, entered into, maintained or contributed to) for the benefit of any current or former employee, consultant, independent contractor, or member of the Zix Board or with respect to which Zix or any of its subsidiaries (or any person under common control with Zix or any subsidiary or that, together with Zix, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code at the relevant time) has any liability, contingent or otherwise.

OpenText’s obligations with respect to the employee benefit matters are for the sole benefit of Zix and do not create any rights for any Continuing Employees, including any rights to any continued employment with OpenText or any of its affiliates, or restrict in any way the right of Zix or its affiliates to terminate the services of any Continuing Employee.

Future Arrangements

The Merger Agreement provides that, except as approved by the Zix Board, at all times during the period from the date of the Merger Agreement until the Effective Time, OpenText and Merger Sub will not, and will not permit any of their subsidiaries or controlled affiliates to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director or executive officer of Zix (i) regarding any continuing employment or consulting relationship with the Surviving Corporation from and after the Effective Time, (ii) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Offer Price in respect of such holder’s Shares or (iii) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to OpenText, Merger Sub or Zix to finance any portion of the Transactions.

Except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Zix, on the one hand, and OpenText, Merger Sub, any of their respective affiliates or Zix, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Zix entering into any such agreement, arrangement or understanding.

In addition, although such other arrangements have not been finalized as of the date of this Schedule 14D-9, it is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with OpenText or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of OpenText or retention awards.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the scheduled expiration of the Offer, Zix (acting through the compensation committee of the Zix Board) will use reasonable efforts to take all steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between Zix or any of its subsidiaries and any director, officer or employee of Zix or any of its subsidiaries who then holds Shares and to ensure that any such “employment compensation, severance or other employee benefit arrangement” fall within the safe harbor provision of such rule.

Director and Officer Exculpation, Indemnification and Insurance

Chapter 8 of the TBOC permits a Texas corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Zix’s restated articles of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the TBOC. Accordingly, Zix’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities for:

•	breaches of the director’s duty of loyalty to Zix or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	transactions from which the director derived an improper personal benefit;

•	acts or omissions where the liability of the director is expressly provided for by statute; or

•	acts related to an unlawful stock repurchase or payment of a dividend.

The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Zix and its subsidiaries’ current and former directors and officers with respect to acts or omissions occurring at or prior to the Effective Time. Specifically, for a period of six (6) years following the closing of the Merger, the Surviving Corporation and its subsidiaries will honor and fulfill, in all respects, the obligations of Zix and its subsidiaries pursuant to any indemnification agreements entered into prior to the date of the Merger Agreement between Zix and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of Zix or any of its subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in Zix’s restated articles of incorporation, bylaws and the other similar organizational documents of Zix and its subsidiaries, as applicable, as of the date of the Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by law.

In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted by law and any indemnification agreements with Zix or any of its subsidiaries in effect as of the Effective Time, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer of Zix or any of its subsidiaries (to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (ii) the Transactions, as well as any actions taken by Zix, OpenText or Merger Sub with respect to the Transactions (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent). If, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to OpenText a written notice asserting a claim for indemnification, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In connection with any such legal proceeding, (A) OpenText or the Surviving Corporation, as applicable, will have the right to control the defense thereof after the Effective Time; (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by OpenText or the Surviving Corporation), whether or not OpenText or the Surviving Corporation elects to control the defense of any such legal proceeding; (C) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, OpenText or the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such legal proceeding, whether or not OpenText or the Surviving Corporation elects to control the defense of any such legal proceeding, in accordance with the applicable organizational documents or indemnification agreement; and (D) no Indemnified Person will be liable for any settlement of such legal proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which OpenText or the Surviving Corporation is entirely responsible). Additionally, none of OpenText, the Surviving Corporation or any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by an Indemnified Person pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such legal proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made in accordance with the applicable organizational documents or indemnification agreement.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect Zix’s and its subsidiaries’ directors’ and officers’ liability insurance as in effect on the date of the Merger Agreement (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying such obligations, the Surviving Corporation will not be obligated to pay annual premiums in excess of 300 percent of the amount paid by Zix for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as Zix’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance, Zix may purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as Zix’s current directors’ and officers’ liability insurance carrier so long as the annual cost for the Tail Policy does not exceed the Maximum Annual Premium. If Zix purchases the Tail Policy prior to the Effective Time, then the Surviving Corporation will maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs and representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have pursuant to (i) Zix’s amended articles of incorporation or bylaws; (ii) the similar organizational documents of Zix’s subsidiaries; (iii) any and all indemnification agreements entered into with Zix or any of its subsidiaries; or (iv) applicable law.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Zix will take all actions reasonably necessary to ensure that the dispositions of equity securities of Zix (including any derivative securities) pursuant to the Transactions by any officer or director of Zix who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Zix Board

At a meeting of the Zix Board held on November 7, 2021, the Zix Board, following careful consideration, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its shareholders; (ii) approved the execution, delivery and performance by Zix of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) resolved to recommend that Zix’s shareholders accept the Offer and tender their Shares in the Offer.

Accordingly, and for other reasons described in more detail below, the Zix Board unanimously recommends that Zix’s shareholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A press release, dated November 8, 2021, issued by Zix announcing the Offer, and a press release, dated November 8, 2021, issued by OpenText announcing the Offer, are included as Exhibits (a)(5)(A) and (a)(5)(B) hereto, respectively, and are incorporated herein by reference.

(b)	Background of the Offer and the Merger

The following chronology summarizes the key meetings and other events between representatives of Zix and representatives of OpenText that led to the signing of the Merger Agreement, and between representatives of Zix and representatives of certain other potential parties to a strategic transaction. This chronology does not purport to catalogue every conversation of or among the Zix Board or its committees, Zix’s representatives and other parties.

The Zix Board and management have regularly reviewed strategic opportunities, including pursuing acquisitions, remaining a standalone company, entering into strategic partnerships and considering business combination and company sale alternatives, among other options. The Company’s 2019 acquisition of AppRiver, funded with debt and the issuance of the Series A Preferred Stock, marked the entry of Zix into the business of re-selling Microsoft Office 365 (“O365”) products through Managed Service Providers. This move changed the financial profile of the Company by significantly accelerating revenue growth from the re-sold O365 products at lower gross margins than the Company realized from selling its legacy encryption, data security and other owned product lines.

In February 2021, Zix publicly reported weaker than expected earnings for the fourth quarter of 2020 and an outlook for the full year 2021 that was below analysts’ expectations, principally due to lower than expected gross margins resulting from the faster than expected growth in the O365 reseller business. Zix’s stock price dropped approximately 20% following this earnings report.

In the quarter ended March 31, 2021, the declining gross margin trend continued as a result of the secular shift of customer applications to the cloud, which had a particularly negative effect on Zix’s Hosted Exchange and on-premises encryption businesses. As a result of this trend, stemming from the COVID-induced acceleration of cloud adoption, Zix’s management team met in April 2021 to re-consider and re-align its near-term plans to meet the Company’s 2021 budget, as well as its longer term business model. One of the recommended options to emerge from this meeting was for Zix to further invest in Zix’s business relationship with Microsoft by expanding Zix’s Microsoft re-sale activities.

The Zix Board was briefed on the foregoing developments and management’s recommendation at a meeting held on May 3, 2021. As the Board considered the foregoing and management’s recommendation, the Board resolved to conduct a broader, more thorough assessment of strategic options available to Zix. Consequently, the Board formed a committee of five directors (the CEO, Dave Wagner, Board Chair, Robert Hausmann, Audit Committee Chair, Maribess Miller, and directors Mark Bonney and Brandon Van Buren) to interview investment banking firms as potential financial advisors to assist the Company in conducting such a strategic review. The Board and senior management also discussed a number of financial advisor candidates and settled upon four candidate firms for the committee to interview and assess.

From time to time, the Company has received expressions of interest from potential acquirors, but prior to the initiation of the process with Citi described below, none of these had developed into an actionable proposal to acquire Zix.

In May 2021, following the public announcement of the sale of Proofpoint, one of Zix’s significant competitors, to private equity fund Thoma Bravo, representatives of Party A and one additional third party separately approached management of the Company to express their interest in exploring an acquisition of the Company. Neither of these parties conveyed any indication of value for the Company.

The Board-appointed committee and senior management interviewed four financial advisor candidates on May 24 and May 26, 2021 to consider acting as the Company’s financial advisor in connection with Zix’s review of strategic options. Citigroup Global Markets Inc. (“Citi”) was interviewed on May 26, 2021.

The Zix Board met later in the day on May 26, 2021 to receive reports from management and True Wind regarding the foregoing acquisition overtures and to receive the report and recommendation from the committee appointed to interview financial advisors. The Board deliberated regarding the merits of engaging an independent financial advisor to assist the Company in responding to these overtures and in potentially conducting a more comprehensive strategic review of potential alternatives for enhancing shareholder value. The Board unanimously determined that, in light of recent announced business combination transactions (including Proofpoint’s pending sale to Thoma Bravo), the recent overtures from multiple parties and certain headwinds facing Zix’s business (including, among other factors, the changing business dynamics and gross margin issues discussed above, and other factors discussed below under “ —Reasons for the Recommendation”), it was advisable and in the best interests of the Company and its shareholders to engage an independent financial advisor. The Board then turned to the proposals from the four financial advisor candidates and their proposed fee structures, as well as the strong recommendations of the Board committee and senior management regarding the engagement of Citi. Among other factors, the Board considered Citi’s excellent reputation in merger and acquisition assignments generally and in the software-as-a-service sector particularly, Citi’s relationships, connections and experience in cybersecurity as well as the breadth of their relationships, connections and experience in the re-seller and channel ecosystem, and the breadth of Citi’s contacts and coverage across both the financial and strategic categories of potential acquirors. After discussion, the Board authorized the Company’s engagement of Citi as its exclusive financial advisor and delegated to Zix’s management authority to negotiate the terms of Citi’s engagement, including a more favorable fee arrangement than had been originally proposed by Citi. Following the successful conclusion of these negotiations, Zix executed an engagement letter with Citi on June 4, 2021.

Shortly following its engagement, representatives of Citi met with senior management to prepare a detailed workplan (including, among other things, the preparation of materials concerning the Company and its businesses for sharing with potential acquiror candidates) and a proposed timetable for confidential outreach to those candidates.

On June 14, 2021, a meeting occurred between Dave Wagner, Zix’s Chief Executive Officer, and Party A, after which Party A declined to continue its evaluation of the Company, citing a focus on pure software companies without significant reseller businesses. No acquisition proposals or further outreaches materialized from any of the other parties that had expressed potential interest in an acquisition of the Company prior to the engagement of Citi, although these parties and Party A were included by Citi in their outreach plan.

During the month of June, the Company’s management team worked with representatives of Citi to prepare and finalize materials containing non-public information that would be suitable for submission to potential acquiror candidates under non-disclosure agreements, as well as projections concerning the Company’s expected future financial performance.

On June 8, 2021, the Zix Board met to review the progress of management and Citi, including a review of initial drafts of the materials and financial projections that had been prepared, as well as Citi’s workplan and list of potential acquiror candidates to be contacted on a confidential basis, the order for making such contacts and the rationale therefor. The Board unanimously approved these matters and authorized Citi to commence its confidential outreach process. Also at this Board meeting, representatives of Baker Botts L.L.P. (“Baker Botts”), the Company’s outside legal counsel, provided the Board with a presentation regarding the fiduciary duties of directors under applicable law and certain related legal matters. Based on legal advice from the Company’s Chief Legal Officer and outside counsel at Baker Botts, the two directors who represented True Wind Capital were asked to confirm that their firm was supportive of the planned review of strategic alternatives, including a possible sale of the Company. The two directors responded in the affirmative. These directors were also asked if True Wind would have any intention to participate on the “buy-side” of any potential transaction involving the Company, and the two directors answered in the negative. The Chair requested that if True Wind’s position on these matters should change as the strategic review and/or any Company sale process unfolded in the ensuing weeks and months, these directors should promptly advise the Chair in order that he and the other Board members could confer with legal counsel on appropriate steps, including the possible recusal of the two True Wind directors and/or the formation of a special committee of disinterested directors.

On June 28, 2021, Citi began its outreach to potential buyers, and between that date and September 8, 2021 had contact with a total of 72 potential buyers, including Parties A, B, C, D and E. These potential buyers consisted of 29 strategic buyers, 27 standalone financial sponsors and 16 financial sponsor-backed strategic buyers.

On July 9, July 20, August 2, August 17 and August 31, 2021, the Zix Board met with senior management and representatives of Citi and Baker Botts to monitor and provide guidance with respect to Citi’s confidential outreach efforts and to receive reports concerning the feedback being received from potential buyers.

On July 5, 2021, representatives of Citi spoke with Doug Parker, Senior Vice President, Corporate Development of OpenText concerning the Zix opportunity. OpenText expressed interest in Zix and indicated that they would discuss the matter internally.

On July 29, 2021, representatives of Citi met with Scott Glasthal, OpenText’s Vice President, Corporate Development and others from OpenText to review information about Zix and the ongoing process being conducted by Citi.

On July 29, 2021, Citi sent OpenText a proposed draft Confidentiality Agreement on behalf of Zix, which included (i) a standstill provision that would have prohibited OpenText from making unsolicited offers with respect to a business combination for a period of two years and (ii) a non-solicitation covenant that would have prohibited OpenText from hiring or soliciting any employee of Zix for a period of 18 months. Between July 30, 2021 and August 11, 2021, representatives of OpenText and Zix negotiated the duration and scope of the standstill and the non-solicitation covenant along with certain other terms of the Confidentiality Agreement. The parties eventually agreed to a 12-month standstill and a 12-month non-solicitation covenant with respect to executive-level employees, and OpenText and Zix entered into the Confidentiality Agreement on August 12, 2021.

Following execution of the Confidentiality Agreement on August 12, 2021, representatives of OpenText met with Citi and members of Zix’s senior management team for a “management overview” meeting similar to those conducted with other prospective buyers.

Between August 12 and September 24, 2021, representatives of Citi and Zix’s senior management team conducted “management overview” meetings and follow-up diligence sessions with 23 parties, including OpenText and Parties A, B, C, D and E, all of whom had entered into customary non-disclosure agreements (including “standstill” provisions) with Zix. Several of these parties, including OpenText, had follow-up communications with representatives of Citi to debrief from their management meetings and discuss process matters.

On August 30, representatives of OpenText met virtually with Zix’s senior management and representatives of Citi for a general business overview, followed by a subsequent session on September 21 focused on Zix’s sales organization and customer and partner relationships.

On September 7, Party E informed representatives of Citi that it would not proceed further in the process as Party E was only interested in the O365 reseller business and was unwilling to acquire the entire company and have to subsequently divest Zix’s unwanted software business. Party E did, however, express interest in possibly partnering with another bidder to evaluate a joint proposal. After conferring with the Zix Board and senior management, representatives of Citi indicated to Party E that the Board was not currently willing to entertain bids for a breakup of the Company, but Citi would keep Party E in mind if a partnership opportunity arose with another bidder or if Zix were in the future to consider a divestiture of its O365 reseller business.

On September 2 and again on September 24, 2021, representatives of Citi met with OpenText’s Scott Glasthal and others to debrief from the previous management meetings and to discuss process matters.

Between September 7 and September 17, 2021, Citi distributed process letters to a total of 16 parties, including OpenText and Parties A, B, C, and D, calling for preliminary non-binding indications of interest to be submitted on September 27, 2021. Citi also supplied some supplemental financial information for all potential bidders to consider.

Up until the September 27, 2021 deadline for nonbinding indications of interest, Zix management met with various potential buyers to provide additional diligence information.

On September 14, 2021, Party D provided feedback that, after the most recent management diligence session, Party D believed Zix’s legacy software business and related assets would fit with a portfolio company of Party D, but Party D was struggling to decide what to do with Zix’s O365 reseller business, which such portfolio company’s management did not want to own. Party D indicated it would attempt to work out a strategy for the O365 reseller business as Party D determined whether it would submit an indication of interest.

On September 21, 2021, following feedback from a number of parties who dropped out of the process because they did not want to own the O365 reseller business, Zix management and representatives of Citi decided to re-engage with Party E to determine more specifically the price it would pay to acquire that part of the Zix business, either in conjunction with another bidder, or as part of a potential future change in strategy should the current process not result in a sale of the Company.

On September 24, 2021, in order to explore the value Party E might be willing to pay for the O365 reseller business, Zix’s management and representatives of Citi met with Party E and shared additional information about the financial profile of the O365 reseller business, as well as certain operational, financial and strategic challenges of separating this business from Zix’s other business. The parties agreed as a follow-up item to hold a demo of Zix’s Secure Cloud Platform for Party E.

On September 27, 2021, OpenText and Parties A, B and D submitted preliminary indications of interest, including OpenText with a proposed purchase price of $8.00 per share in cash with a request for exclusivity described below, Party A at a range of $8.50-9.50 per share in cash with a request for exclusivity, Party B at a range of $9.00-9.25 per share in cash and Party D at a range of $8.50-9.00 per share in cash, but with the requirement that Party D had to find a partner to acquire Zix’s O365 reseller business. OpenText’s preliminary indication of interest dated September 27, 2021 (the “September IOI”) proposed an exclusivity period until November 17, 2021, with multiple automatic seven-day extensions if OpenText was continuing to use good faith efforts to consummate a transaction with Zix, during which time Zix would negotiate exclusively with OpenText in respect of a potential transaction. On September 28, 2021, Party C submitted a preliminary indication of interest with a proposed purchase price of $8.00 per share in cash.

Parties A, B and C were standalone financial sponsors who planned to seek debt financing for a significant portion of the purchase price. Party D was a financial sponsor-backed strategic that would also seek debt financing for the software business of Zix that it proposed to acquire.

At the request of Party E, on September 28, 2021, Zix held a demonstration for representatives of Party E regarding Zix’s SecureCloud platform.

On September 30, 2021, the Zix Board met with senior management and representatives of Citi and Baker Botts to review and discuss the five submitted indications of interest and Citi’s views and analysis of same and recommendations for next steps with each bidder. Following these discussions, the Board unanimously authorized Citi to proceed with targeted follow-up communications with each of the bidders.

On September 30, 2021, Party E verbally indicated to Citi values for the O365 reseller business and reiterated its willingness to buy that business from Zix or to partner with a third party to explore a joint bid. Management and representatives of Citi believed the values indicated by Party E for the O365 reseller business were not sufficient to support a strong joint bid for the entire company, based on Party D’s indicated value for Zix’s software business on a standalone basis, but Zix granted consent for Parties D and E to hold joint discussions about a possible joint bid in the hope that such discussions could produce a viable additional bid for the entire company.

On October 1, 2021, representatives of Citi conducted calls with OpenText and Party C to provide bid feedback, noting that their respective bids were the lowest that had been received and that Zix would not transact below the price at or above which the Series A Preferred Stock would be paid on an as-converted to common basis (approximately $8.43 per share at the time, and increasing with time pursuant to the accretion factor applicable to such shares). Citi proposed to provide additional diligence to each of OpenText and Party C via access to an online data room, and requested a re-bid by October 8, 2021. Representatives of Citi also conducted calls with Parties A, B and D, thereby advancing them to the next round of the process, and for Parties A and B, requesting a list of participants to be granted access to the online data room, a list of lenders and proposed next round diligence meeting dates and agendas. Later in the day, OpenText called representatives of Citi to say that it was prepared to move forward with its $8.00 bid but would not increase it, and reiterated its request for exclusivity. Given OpenText’s expressions regarding its unwillingness to increase its bid, OpenText was not granted access to the data room at this time. Parties A, B and C were granted access to the online data room, while Party D was not admitted to the data room as they progressed in discussions with Party E regarding a possible joint bid.

On October 4, 2021, Party B informed representatives of Citi that its internal investment committee had required Party B to find an equity partner to jointly pursue the transaction, and requested that it be allowed to speak to potential equity partners. After consultation with Zix, representatives of Citi introduced Party B to four potential equity partners, three of which had passed in the first round of the process in part because of the size of the equity financing that would be required, and one of which had familiarity with Zix but was not part of the formal outreach. Three of these parties were unwilling to partner with Party B because they believed Zix’s valuation multiple was above their target for an acquisition, and the fourth stated that it had more important priorities and could not devote time to a joint transaction with Party B. Accordingly, Party B did not advance further in the process.

On October 5, 2021, representatives of Citi held discussions with representatives of Party D, which clarified that its bid contemplated a value for Zix’s software product business of $475 million to $525 million. Party D also noted that it was unwilling to proceed on its own as it did not want to have any ownership of the O365 reseller business, even on a temporary basis.

On October 5, 2021, Party C informed representatives of Citi that, based upon further internal discussions, it had concluded it would not move forward to submit a definitive bid and was withdrawing from the process because it viewed Zix as fully valued by the public market (and thus was unwilling to increase its price), and because of other priorities. Party C’s access to the online data room was terminated at this time.

Zix held five diligence meetings with Party A, covering financial, product and technology topics, during the period from October 5 through October 13. During these meetings, Party A informed Zix management and representatives of Citi that its financial diligence led it to conclude the “attach rate” for Zix’s software products was not as strong as initially believed, the greater mix of O365 reseller revenue presented risk to the growth and profitability of the business and suggested that Zix was overvalued by the public market when measured against the values of comparable reseller businesses in the public market. Accordingly, Party A reported that it would struggle to get to the middle of its preliminary bid range of $8.50-9.50 per share. Moreover, Party A reported that it was not willing to engage legal counsel or outside experts without exclusivity, and finally noted that it had more work to do on its investment thesis for any transaction with Zix.

On October 7, 2021, a representative of Citi spoke by phone to OpenText’s Doug Parker about the ongoing bidding process and OpenText’s reasons for declining to improve its bid.

On October 8, 2021, representatives of Citi and OpenText’s Senior Vice President of Corporate Development participated in another conference call to discuss Citi’s further substantive feedback on the September IOI. On that call, a representative of Citi indicated that OpenText would need to revise its proposal to be at $8.50 or more per share in order to advance to the second phase of the process. OpenText and Citi also discussed OpenText’s request for exclusivity, and Citi indicated that Zix did not feel that OpenText had conducted sufficient diligence to warrant exclusivity. OpenText and Citi concluded that the parties would revisit the issue of exclusivity after OpenText had submitted a revised indication of interest and had begun to conduct due diligence.

Later in the day on October 8, 2021, OpenText submitted a revised preliminary indication of interest (the “October IOI”) with an increase in its proposed purchase price to $8.50 per share in cash and a request for exclusivity through November 17, 2021 with multiple automatic seven-day extensions.

Based on the increased price set forth in the October IOI, Zix authorized Citi to move OpenText forward in the process. On October 11, 2021, representatives from OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of Zix. On October 13, 2021, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to OpenText, was granted access to the data room. From October 11, 2021 until November 6, 2021, the online data room was updated with additional information relating to Zix, as requested by OpenText and Cleary Gottlieb, and OpenText and its advisors conducted their due diligence reviews.

OpenText moved quickly to conduct its due diligence review of Zix, and from October 14 through November 7, 2021, representatives of OpenText and Zix and their respective advisors held a number of due diligence conference calls and related follow-up calls. Topics of such calls included issues related to products, technology/R&D, sales, partners, go-to-market strategy, finance, tax, facilities, legal affairs, human resources, operations and integration.

On October 11, 2021, Zix held a detailed product platform overview and demo for Party D and one of its portfolio companies focused on the Company’s software products. As noted above, representatives of Citi subsequently attempted to partner Party D with Party E to explore a possible joint acquisition. Following direct discussions, Party D reported that the values attributed by it and Party E to their respective portions of Zix were not high enough to support an offer price above Zix’s then public trading price. Accordingly, Party D reported that it saw no path forward and withdrew from further participation in the process.

On October 12, 2021, the Zix Board met with senior management, representatives of Citi and Baker Botts to receive reports regarding the progress of the bidding process, the status of various bidders and Citi’s recommended strategy for next steps with the continuing bidders. The Board unanimously authorized Citi to proceed with the recommended steps. The Board also received a presentation from Baker Botts regarding the draft Merger Agreement that would soon be shared with potential bidders, including a summary of its key terms and provisions and the proposed timeline and structure for any potential transaction.

On October 13, 2021, Party A had an additional financial diligence session with representatives of Citi and Zix’s senior management, during which Party A informed representatives of Citi and management that Party A’s investment concerns had not been adequately addressed. Although representatives of Citi sent a final round process letter to Party A on October 10, 2021, which Party A acknowledged, Party A ceased communication with Zix and Citi after the October 13 diligence session.

On October 18, 2021, Reuters issued a news report, based on unnamed sources, to the effect that Zix had reportedly engaged Citi to undertake a review of strategic alternatives. Following this news report, between October 20 and October 26, 2021, representatives of Citi received two inquiries and Zix received two inquiries from parties not previously involved in the confidential marketing process asking to find out more about Zix’s strategic review. Representatives of Citi spoke to all four parties. One decided it was not interested in pursuing an acquisition proposal, and the other three were only interested in possibly bidding on discrete, non-whole-company assets, if those were to be contemplated as part of Zix’s strategic review.

On October 20, 2021, Zix provided OpenText and Party A with seller forms of Merger Agreement via the online data room. Also on this date, Citi sent a final round process letter to OpenText and Party A calling for final definitive bids by November 12, 2021, including mark-ups of the Merger Agreement.

On October 22, 2021, OpenText’s Doug Parker contacted a representative of Citi to say that OpenText received the process letter and form of Merger Agreement. He also noted that OpenText had made significant progress on its business and commercial diligence, and that OpenText would be able to move quickly, but that it would not be willing to do so without a limited period of exclusivity. The representative of Citi replied that the Zix Board would consider any substantive proposal by OpenText, and that it should put its best foot forward.

On October 23, 2021, OpenText submitted a revised indication of interest (the “Revised IOI”) reflecting the due diligence work completed since October 8, reaffirming an $8.50 cash price per share, stating that in consideration of the time, effort and expense anticipated to be incurred by the OpenText in connection with pursuing a transaction, OpenText required exclusivity through November 17, 2021, which would be automatically revoked if not accepted by Zix by the close of business on October 25, 2021.

On October 24, 2021, representatives of Citi spoke to OpenText’s Scott Glasthal to request a 24-hour extension of its deadline to enable Zix to convene its Board to discuss and consider the Revised IOI from OpenText. OpenText subsequently confirmed to Citi the grant of the requested extension.

On October 25, 2021, the Zix Board met with representatives of Citi, senior management and Baker Botts. Representatives of Citi reviewed the Revised IOI in detail, provided financial and valuation advice and analysis regarding the proposed cash purchase price, and reviewed several alternative responses to OpenText. The bankers from Citi noted that OpenText had indicated its proposal represented its “best and final” proposal and noted that it was the only active and actionable proposal in hand. They also reminded the directors of the robust marketing process that had been undertaken in recent months and noted that since the Reuters news report of October 18, 2021, no credible indications of interest in a transaction had surfaced from any new third parties. Baker Botts reviewed the Board’s fiduciary duties under applicable law and provided legal advice regarding the possible grant of short-term exclusivity to OpenText and other matters. Following consideration and discussion of the foregoing, the Board unanimously authorized Citi to work with senior management and counsel in fashioning an appropriate response to OpenText.

On October 26, 2021, a representative of Citi spoke to OpenText’s Doug Parker to communicate the Zix Board’s feedback that Zix was prepared to grant OpenText very short-term exclusivity through 5:00 p.m., Eastern Time, on November 8, 2021, provided that OpenText would (a) commit to dedicating the resources required to complete its due diligence and the negotiation of a definitive Merger Agreement in order to sign and announce a transaction on or before that date and time, when Zix was scheduled to announce its financial results for the third quarter of 2021; and (b) agree that the termination fee to be negotiated in the definitive Merger Agreement would be below the median level of precedent termination fees. Later that day, OpenText orally confirmed to representatives of Citi that it was willing to proceed on this basis. That evening, the parties executed a non-binding indication of interest dated October 26, 2021 (the “Final IOI”), which was substantially similar to the Revised IOI in that OpenText proposed a price of $8.50 per share in cash, but which provided that Zix would grant exclusivity to OpenText from October 26, 2021 only until 5:00 p.m., Eastern Time, on November 8, 2021, with no automatic extensions.

On October 27, 2021, Citi received unsolicited inquiries from two third parties, one of which had not previously been involved in the confidential marketing process, expressing possible interest in any sale process for Zix. Given Zix’s grant of exclusivity to OpenText, Citi did not respond to such inquiries.    As required by the Final IOI, Citi notified representatives of OpenText about such inquiries.

On October 31, 2021, OpenText’s legal counsel provided to Zix and its legal counsel a mark-up of the draft Merger Agreement and from that date through and including the afternoon of November 7, 2021, OpenText and Zix (through their respective counsel, Cleary Gottlieb and Baker Botts) negotiated and exchanged drafts of the Merger Agreement, a related Disclosure Letter, a draft Tender and Voting Agreement to be executed by Zephyr Holdco, LLC, an affiliate of True Wind Capital and the sole holder of Zix’s Series A Preferred Stock, and a similar Tender and Voting Agreement to be executed by Zix’s directors and certain executive officers (collectively, the “Transaction Agreements”). Simpson Thacher & Bartlett LLP, legal counsel to Zephyr Holdco, LLC, negotiated and exchanged drafts with counsel for OpenText and Zix of the Tender and Voting Agreement with Zephyr Holdco, LLC.

On November 6, 2021, the Zix Board met with senior management and representatives of Citi and Baker Botts to review and discuss the status of negotiations on the Transaction Agreements. Representatives of Citi reviewed with the Board its financial analysis of the OpenText offer price of $8.50 per share in cash (including a description of various material financial analyses that had been undertaken (see the section below entitled “Opinion of Zix’s Financial Advisor”), summarized the process that Citi had conducted since June (noting, among other things, that the process had culminated in the one viable acquisition proposal from OpenText and that no other credible “whole company” acquisition proposals had surfaced following the October18, 2021 Reuters news report) and disclosed engagements by Citi or its affiliates in certain previously consummated debt financing transactions by OpenText. Representatives of Baker Botts reviewed with the Board their fiduciary duties under applicable law, summarized and reviewed for the Board the current draft Transaction Agreements as well as a timetable for execution and closing of the proposed transaction, reviewed draft board resolutions that had been prepared for the Board’s consideration should it wish to authorize a transaction with OpenText at a future meeting, and reviewed a list of factors prepared by senior management and Citi summarizing key rationales supporting entry into a transaction with OpenText. After fulsome discussion of these matters and questions to and satisfactory answers from representatives of both Citi and Baker Botts, the Board unanimously authorized management and counsel to continue negotiations with OpenText on the Transaction Agreements, and agreed to meet again the following afternoon or whenever it became clear that the Transaction Agreements were in substantially final form and OpenText had obtained all required internal approvals for the transaction.

Throughout the day and evening of November 6 and throughout the day of November 7, negotiations continued on the Transaction Agreements.

At 4:00 p.m., Central Time, on the afternoon of November 7, 2021, the Zix Board met with senior management and representatives of Citi and Baker Botts. Baker Botts reported that negotiation of the Transaction Agreements had been successfully concluded with respect to all material terms, and reviewed the handful of issues that had been resolved since the previous Board meeting, noting that none of the major commercial deal points had changed since the summary provided at that previous Board meeting. Representatives of Citi reported that they had received confirmation that OpenText had obtained all necessary internal approvals to authorize its entry into the Merger Agreement with Zix. Representatives of Citi then referred the Board to its financial analysis of the offer price of $8.50 per share in cash as discussed with the Board on November 6, and rendered to the Board Citi’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated November 7, 2021, to the effect that, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review by Citi as set forth in its written opinion, the $8.50 per share in cash to be received in the proposed transaction by the holders of shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For more information, see the section below entitled “Opinion of Zix’s Financial Advisor.” Members of the Board then deliberated regarding advisability of entering into the Merger Agreement with OpenText versus other options that were available to the Company, including the option of remaining a stand-alone company. The Board asked that the Company’s CEO provide his perspectives and recommendation regarding the subject transaction. Mr. Wagner reviewed the business headwinds that he believed would confront Zix over the next two years in contrast to the value and certainty represented by the all-cash purchase price proposed by OpenText. He and the other members of the senior management team unanimously recommended that the Board authorize and approve the transaction with OpenText. Baker Botts again reviewed the draft resolutions that had been prepared for the Board’s consideration as well as a schedule setting forth a summary of severance and equity acceleration benefits that potentially could be received by the Company’s executive officers as a result of the transaction with OpenText, subject to certain assumptions. After additional discussion, the Board voted unanimously to authorize and approve the subject resolutions and the Company’s entry into the Merger Agreement with OpenText.

After certain issues and details were resolved in the Transaction Agreements following the Zix Board meeting, Zix and OpenText executed and delivered the Merger Agreement, and Zephyr Holdco, LLC, certain Zix Directors and Zix’s executive officers executed the applicable Tender and Voting Agreements late in the evening of November 7, 2021.

Prior to market open on the morning of November 8, 2021, Zix issued a press release announcing its entry into the definitive Merger Agreement with OpenText and cancelling its previously scheduled analyst call related to its third quarter financial results. Shortly thereafter, Zix also publicly announced its third quarter financial results. Later in the day on November 8, 2021, Merger Sub entered into joinder agreements to the Merger Agreement and the Tender and Voting Agreements, which were executed by all other parties thereto.

Before the opening of trading on Nasdaq on November 9, 2021, each of Zix and OpenText filed a Current Report on Form 8-K.

On November 22, 2021, Merger Sub commenced the Offer and Zix filed this Schedule 14D-9.

(c)	Reasons for the Recommendation

At a meeting of the Zix Board held on November 7, 2021, the Zix Board, following careful consideration, unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of Zix and its shareholders; (ii) approved the execution, delivery and performance by Zix of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) resolved to recommend that Zix’s shareholders accept the Offer and tender their Shares in the Offer. The Zix Board consulted with the members of Zix’s senior management and representatives from Citi and Baker Botts at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Zix Board believes support its unanimous determination and recommendation:

Process Factors

•

the fact that Zix’s independent financial advisor, Citi, together with management and the Zix Board, has conducted an exhaustive and robust process over many months to identify potential acquirors for the Company, including contacts and discussions with 73 acquiror candidates, management meetings with 22 of those candidates, the receipt of indications of interest from five potential acquirors and the receipt of only one actionable acquisition proposal, being the one from OpenText;

•	the fact that no credible party expressed serious interest in acquiring Zix after news of a potential transaction was reported in the financial press on October 18, 2021;

Company-Related Factors

•

the fact that Zix faces a difficult one-to-two year outlook for generating superior shareholder returns because of the ongoing 8% accretion on the Series A Preferred Stock and the potential February 2023 optional redemption opportunity for the Series A Preferred Stock at a significant premium to Zix’s unaffected stock price as of October 18, 2021 (meaning the closing market price before the Reuters news report of October 18, 2021);

•	if Zix continues as an independent company, the fact that it will face risks and challenges from material business headwinds that stem from:

•	a changing competitive environment, including the following:

•	the growing competitive advantages of major vendors like Microsoft and others who are significantly larger in size and scale, better capitalized and offer a broader product suite than Zix;

•

recent acquisitions and consolidation among key competitors (including the recent acquisition of Proofpoint by Thoma Bravo) may make it increasingly difficult for Zix to compete with the breadth and scale of competitive product offerings from these competitors; and

•

accelerated market acceptance of Microsoft Office 365 products during the COVID-19 pandemic and resulting work-from-home trends, increasing potential competitive pressure on some of Zix’s core product offerings; and

•

Zix’s current capital structure (including the current leverage level and the difficulty of raising additional capital while the Series A Preferred Stock remains outstanding) impeding the Company’s ability to expand its product offerings (in particular, those with higher margins) though future acquisitions; and

•

gross margin challenges and headwinds on Zix’s future profit growth caused by the COVID-induced acceleration of the decline of the Company’s profits from higher margin legacy products (Hosted Exchange and on-premise encryption products), and faster growth from the resale of lower margin Microsoft Office 365 products;

•	other risks associated with Zix’s ability to achieve management’s future financial projections, including execution, operational and other risks disclosed in the Company’s SEC filings;

OpenText and Deal-Related Factors

•

the fact that OpenText represents a logical and well positioned strategic buyer for the Company, able to achieve operational synergies (unlike a financial buyer) and thus able to pay optimum value for the Company;

•	the financial wherewithal and strong liquidity position of OpenText;

•	the speed with which OpenText can move, and is prepared to move, in order to complete a transaction quickly;

•	the fact that a transaction with OpenText can be consummated quickly, without a financing contingency and without material regulatory risk, possibly even before the end of 2021;

•	OpenText’s successful history of completing similar acquisitions;

•	the fact that OpenText is prepared to pay a premium to Zix’s unaffected stock price as of October 18, 2021;

•

the fact that OpenText is prepared to pay a substantial implied valuation multiple (as represented by the multiple of Zix’s Firm Value to EBITDA less Capitalized Software) for Zix’s outstanding equity securities, which represents, in the opinion of management, a fulsome value for the Company in the current environment;

•

the all-cash nature of the consideration OpenText is prepared to pay, with cash consideration providing immediate liquidity and certainty of value, especially when considered against the Company’s current valuation multiple and the risks and uncertainties of a standalone or status quo strategy;

•

the fact that OpenText’s purchase price exceeds the minimum price below which True Wind would have been entitled to receive greater consideration per share for its Series A Preferred Stock than that payable to Zix’s common stockholders;

•

the oral opinion rendered by Citi to the Zix Board, which was subsequently confirmed by delivery of a written opinion, dated November 7, 2021, to the effect that, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the consideration to be received in the Transactions by the holders of Zix’s Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of Zix’s Financial Advisor”; and

•	the fact that there are significant employee growth opportunities as a result of synergistic opportunities with Zix’s and OpenText’s partners and customers.

The foregoing discussion of the information and reasons considered by the Zix Board is not intended to be exhaustive, but includes the material reasons considered by the Zix Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Zix Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Zix Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Zix Board may have been influenced to a greater or lesser degree by different factors. The Zix Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

(d)	Certain Financial Projections

The Company does not, as a matter of course, publicly disclose forecasts or projections as to its future performance, earnings or other results due to the unpredictability of the underlying assumptions, estimates and projections and the inherent difficulty in accurately predicting financial performance for future periods. However, Zix’s management team periodically prepares certain non-public financial projections and in connection with the Company’s evaluation of a possible transaction with OpenText, management prepared certain financial forecasts and other information and data relating to Zix (the “Company Projections”). Zix’s management shared such Company Projections with the Board, Citi and OpenText (except for unlevered free cash flow, which was not shared with OpenText). The Board used the Company Projections to assist it in its consideration of the Offer and the Merger. The Company directed Citi to use the Company Projections in connection with the rendering of its fairness opinion to the Company’s Board and performing their related financial analysis, as described below under the heading “—Opinion of Zix’s Financial Advisor.”

Cautionary Statements Regarding Company Projections

The Company Projections were prepared by our management. The Company Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Company Projections or expressed any opinion or any form of assurance related thereto. The summaries of the Company Projections are included in this Schedule 14D-9 solely to give Zix’s stockholders access to certain financial projections that were made available to the Board, Citi and OpenText, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Company Projections, while presented with a degree of necessary numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Company Projections for fiscal years 2021 through 2026 were based on a long-range planning model that management prepared and provided to the Board and Citi.

Important factors that may affect actual results and result in the Company Projections not being achieved include, but are not limited to, risks related to business disruptions, uncertainty and market instability stemming from the COVID-19 pandemic and governmental actions related thereto; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; significant transaction costs associated with the proposed acquisition; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.zixcorp.com.

In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may vary materially from those shown.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Company Projections to be necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or can give any assurance that actual results will not differ from the Company Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Company Projections, except as otherwise required by law.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information.”

In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Company Projections.

Summary Prospective Financial Information

The following is a summary of the Company Projections (amounts may reflect rounding):

	Fiscal Year (in millions, and all amounts in USD)
	2021E	2022E	2023E	2024E	2025E
Revenue	254	295	345	401	466
Adjusted Gross Profit(1)	126	138	152	170	190
Adjusted EBITDA(2)	56	62	69	78	90
Capital Expenditures(3)	18	18	16	15	15

	Fiscal Year (in millions, and all amounts in USD)
	Q4 2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow(4)	6	21	26	34	41

(1)

Adjusted gross profit represents gross profit excluding stock-based compensation expense, in addition to restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

(2)

Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, excluding stock-based compensation expense, in addition to restructuring costs and other significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure.

(3)	Capital expenditures includes capitalized costs related to the development of internal-use software.
(4)

Unlevered free cash flow represents cash flow from operations prior to after-tax interest expense, as adjusted for the treatment of stock-based cash compensation as a cash expense, less capital expenditures. This definition does not conform to Zix’s publicly defined and reported free cash flow calculation, which takes into account (i.e., subtracts from cash flow) after-tax interest expense but does not take into account (i.e., does not subtract from cash flow) the treatment of stock-based compensation expense as a cash expense. Unlevered free cash flow is a non-GAAP financial measure.

(e)	Opinion of Zix’s Financial Advisor

Zix has engaged Citi as its financial advisor in connection with the Transactions. In connection with Citi’s engagement, Zix requested that Citi evaluate the fairness, from a financial point of view, to the holders of shares of the Common Stock, of the Consideration (as defined below) to be received by such holders pursuant to the Merger Agreement. On November 6, 2021 at a meeting of the Zix Board held to evaluate the Transactions, Citi rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated November 7, 2021, to the Zix Board to that effect, as of the date of Citi’s written opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the Consideration to be received in the Transactions by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated November 7, 2021, to the Zix Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference in its entirety. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was rendered to the Zix Board (in its capacity as such) in connection with its evaluation of the Transactions and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares of the Consideration to be received in the Transactions by such holders pursuant to the Merger Agreement. Citi’s opinion did not address any other terms, aspects or implications of the Transactions or the Merger Agreement. Citi’s opinion did not address the underlying business decision of Zix to effect or enter into the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for Zix or the effect of any other transaction in which Zix might engage or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the proposed Offer or how such stockholder should act on any matters relating to the proposed Transactions or otherwise.

In arriving at its opinion, Citi:

•	reviewed the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Zix concerning the businesses, operations and prospects of Zix;

•

examined certain publicly available business and financial information relating to Zix as well as certain financial forecasts and other information and data relating to Zix which were provided to or discussed with Citi by the management of Zix;

•

reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Shares, the historical and projected financial and operating data of Zix, and the capitalization and financial condition of Zix;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Transactions;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Zix;

•

in connection with Citi’s engagement and at the direction of Zix, Citi was requested to approach, and Citi held discussions with third parties to solicit indications of interest in the possible acquisition of Zix; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of Zix that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to Zix provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the management of Zix, and assumed, with Zix’s consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Zix as to the future financial performance of Zix and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to, otherwise reviewed by, or discussed with Citi.

Citi assumed, with Zix’s consent, that the Transactions will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Company or the proposed Transactions. Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Zix and Citi did not make any physical inspection of the properties or assets of Zix. Citi’s opinion does not address the underlying business decision of Zix to effect the Transactions, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Zix or the effect of any other transaction in which Zix might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature of any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons relative to the Consideration. Citi’s opinion is necessarily based upon information available to them, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Citi arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purpose of its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Zix. No company, business or transaction reviewed is identical or directly comparable to Zix and the proposed Transactions, and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results of any particular analysis.

The estimates used by Citi for purposes of its analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the proposed Transactions. The type and amount of consideration payable in the proposed Transactions were determined through negotiations between Zix, on the one hand, and OpenText, on the other hand, and Zix’s decision to enter into the Merger Agreement was solely that of the Zix Board. Citi’s opinion was only one of many factors considered by the Zix Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Zix Board or the management of Zix with respect to the proposed Transactions, the Consideration or any other aspect of the transactions contemplated by the Merger Agreement.

Financial Analyses

The following is a summary of the material financial analyses prepared for and reviewed with the Zix Board in connection with Citi’s opinion, dated November 7, 2021, to the Zix Board. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Financial data utilized for Zix in the financial analyses described below were based on the Company Projections, which were provided to or discussed with Citi by the management of Zix and which Citi was approved by Zix to utilize for purposes of its analysis. The Company Projections were prepared treating Zix on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any potential synergies that may be achieved as a result thereof or any changes to Zix’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to Zix’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In addition, the approximate implied per share equity value reference ranges derived from the financial analyses described below, except for the unaffected 52-week trading range, were rounded to the nearest $0.05.

Discounted Cash Flow Analysis

Citi conducted a discounted cash flow analysis for Zix using Company Projections. For purposes of its analysis, Citi used estimates of the unlevered free cash flows that Zix was expected to generate during the period from September 30, 2021 through December 31, 2025 as reflected in Company Projections. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi also calculated a range of terminal values for Zix as of December 31, 2025 by applying a range of enterprise value to adjusted earnings before interest, taxes, depreciation and amortization excluding stock-based compensation expense (“Adjusted EBITDA”) less capital expenditures multiples of 15.9x to 19.9x, which Citi selected based on its professional judgment and experience, to Zix’s estimated Adjusted EBITDA less capital expenditures in 2025 as reflected in Company Projections.

The unlevered free cash flows and the range of terminal values were then discounted to present values, as of September 30, 2021, using mid-period discounting convention and discount rates ranging from 11.0% to 13.2%, to derive an implied firm value reference range for Zix. The discount rate range was chosen by Citi based upon an analysis of the weighted average cost of capital of Zix based on publicly available data and Citi’s professional judgment.

Citi derived implied equity value reference ranges for Zix, with and without the discounted cash flow value of Zix’s net operating losses (“NOLs”), by subtracting from the implied firm value reference ranges for Zix, Zix’s net debt as of September 30, 2021 (calculated as debt (including for per share equity values of less than approximately $8.43, the liquidation value of Zix’s $172.6 million of Series A Preferred Stock) less cash).

By dividing the resulting implied equity value reference ranges for Zix by the number of outstanding shares outstanding of Zix on a fully diluted basis, calculated using the treasury stock method, based on information provided by the management of Zix (and including, as directed by Company management, for per share equity values of greater than approximately $8.43, the approximately 20.5 million Shares issuable upon the conversion of the Series A Preferred Stock), Citi derived implied per share equity value reference ranges for Shares of $7.40 to $10.80 (excluding the discounted cash flow value of the NOLs using the midpoint discount rate of 12.1%) and $7.90 to 11.30 (including the discounted cash flow value of the NOLs using the midpoint discount rate of 12.1%), as compared to the Consideration of $8.50 per share pursuant to the Merger Agreement.

Selected Public Companies Analysis

Citi reviewed certain financial and stock market information relating to the following nine publicly traded companies (collectively, the “Selected Companies”), comprised of five moderate growth security companies (the “Security Selected Companies”) and four value-added reseller companies (the “VAR Selected Companies”) as indicated below:

•	Moderate Growth Security

•	Absolute Software Corporation

•	Commvault Systems, Inc.

•	F-Secure Oyj

•	GoDaddy, Inc.

•	Trend Micro Incorporated

•	Value-Added Resellers

•	Cancom SE

•	Crayon Group Holding ASA

•	Softchoice Corporation

•	SoftwareONE Holding AG

Although none of the Selected Companies listed above is directly comparable to Zix, the Selected Companies were chosen because they have operations that, for purposes of Citi’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of Zix based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis was based on market data as of November 5, 2021.

For each of the Selected Companies, Citi calculated and reviewed, among other information, firm value (calculated as equity values plus debt, less cash and cash equivalents and other adjustments) as a multiple of estimated calendar year 2022 Adjusted EBITDA less capital expenditures. These multiples ranged from a low of 11.3x to a high of 24.9x for the Selected Companies, including ranging from a low of 14.3x to a high of 24.9x for the Security Selected Companies and from a low of 11.3x to a high of 23.2x for the VAR Selected Companies. Financial data of the Selected Companies was based on company filings and other publicly available information.

Based on its professional judgment and experience, and taking into consideration the observed multiples for the Selected Companies, Citi applied illustrative ranges of multiples of firm value to Adjusted EBITDA less capital expenditures of 15.9x to 19.9x to Zix’s estimated Adjusted EBITDA less capital expenditures for 2022 as reflected in Company Projections. Citi derived an implied per share equity value reference range for Shares from such firm value range (using the same methodology as described above under “ - Discounted Cash Flow Analysis”) of $5.80 to $8.60, as compared to the Consideration of $8.50 per Share pursuant to the Merger Agreement.

Sum-of-the-Parts Valuation

Citi conducted a sum of the parts analysis with respect to Zix’s intellectual property business (the “IP Business”) and Microsoft business (“MSFT Business”) using Company Projections. For purposes of its analysis, at the direction of Zix’s management, approximately $20.3 million and $4.1 million of Zix’s forecasted indirect 2022 cost of goods sold was apportioned to the IP Business and Microsoft business, respectively. Citi calculated a range of firm values for (i) the IP Business by applying a range of firm value to revenue multiples of 3.7x to 5.1x, based on its professional judgment and experience, and taking into consideration the observed multiples for the Security Selected Companies, to Zix’s forecasted 2022 revenue for the IP Business as reflected in Company

Projections, (ii) the MSFT Business by applying a range of firm value to gross profit multiples of 3.3x to 5.0x, based on its professional judgment and experience, and taking into consideration the observed multiples for the VAR Selected Companies, to Zix’s forecasted 2022 gross profit for the MSFT Business as reflected in Company Projections and (iii) Zix by adding the ranges of firm values for the IP Business and the MSFT Business.

Citi derived an implied per share equity value reference range for Shares from such firm value range (using the same methodology as described above under “ - Discounted Cash Flow Analysis”) of $4.15 to $8.10, as compared to the Consideration of $8.50 per Share pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Using publicly available information, Citi reviewed financial data relating to the selected transactions listed in the table below that Citi considered generally relevant as transactions involving target companies in the security software and value-added reseller industries (the “Selected Transactions”).

Announcement Date	Acquiror	Target
August 2021	NortonLifeLock Inc.	Avast Plc
July 2021	Crayon Group Holding ASA	rhipe Limited
November 2020	Clearlake Capital Group, LP	Endurance International Group Holdings, Inc.
December 2019	Francisco Partners	LogMeIn, Inc.
November 2019	Open Text Corporation	Carbonite, Inc.
October 2019	Thoma Bravo, LP	SOPHOS Group plc
February 2019	Carbonite, Inc.	Webroot Inc.
November 2017	Thoma Bravo, LP	Barracuda Networks, Inc.
October 2017	Elliott Management Corporation	Gigamon Inc.
July 2016	Avast Holdings B.V.	AVG Technologies, N.V.

Although none of the target companies involved in the Selected Transactions is directly comparable to Zix, these transactions were selected, among other reasons and based on Citi’s experience and professional judgment, because the target companies involved in these transactions share similar business characteristics to Zix based on business sector participation, operational characteristics and financial metrics.

For each of the Selected Transactions, Citi calculated and compared firm value as a multiple of the target’s Adjusted EBITDA less capital expenditures for the next twelve months (“NTM”). These multiples ranged from a low of 9.7x to a high of 35.2x.

Based on its professional judgment and experience, and taking into consideration the observed multiples for the Selected Transactions, Citi applied illustrative ranges of multiples of firm value to NTM Adjusted EBITDA less capital expenditures of 15.6x to 21.1x to Zix’s forecasted NTM Adjusted EBITDA less capital expenditures as of September 30, 2021 as reflected in Company Projections. Citi derived an implied per share equity value reference range for Shares from such firm value range (using the same methodology as described above under “ - Discounted Cash Flow Analysis”) of $5.30 to $9.00, as compared to the Consideration of $8.50 per Share pursuant to the Merger Agreement.

Certain Additional Information

Citi noted that the discounted analyst price targets and unaffected 52-week trading range analyses below with respect to Zix are not valuation methodologies and were presented for reference only.

Discounted Analyst Price Targets

Citi reviewed the most recent publicly available research analysts’ one-year forward price targets for the Shares prepared and published by selected research analysts. Citi noted that the range of such price targets as of

November 5, 2021 ranged from $10.00 to $12.00 per share. Citi also noted that the range of such price targets, discounted one year at the discount rate of 12.5%, which discount rate was selected based on an analysis of the midpoint cost of equity of Zix, was $8.90 to $10.65 per share.

Unaffected 52–Week Trading Range

Citi reviewed the historical closing share prices of Shares for the 52-week period ended October 18, 2021 (the last closing price prior to a published report of Zix’s exploration of a possible sale). Citi noted that the low and high closing prices of shares during this period were approximately $6.13 and $10.13 per share.

Miscellaneous

Zix has agreed to pay Citi for its services in connection with the Transactions an aggregate fee of approximately $10 million, $2 million of which became payable upon delivery of Citi’s opinion to the Zix Board, and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Zix has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

Citi has acted as financial advisor to Zix in connection with the proposed Transactions and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transactions. Citi also received a fee in connection with the delivery of its opinion. In addition, Zix has agreed to reimburse Citi’s expenses and indemnify Citi against certain liabilities arising out of Citi’s engagement. Citi and its affiliates in the past have provided services to OpenText, and in the future may provide services to Zix and OpenText unrelated to the proposed Transactions, for which services Citi and such affiliates have received compensation and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, (i) having acted for OpenText in February 2020 as joint lead manager in connection with the issuance of $900,000,000 3.875% Senior Unsecured Notes due 2028 and $900,000,000 4.125% Senior Unsecured Notes due 2030 and (ii) having acted for OpenText in October 2019 as joint lead arranger and joint book runner in connection with its $750,000,000 Fourth Amended and Restated Credit Agreement. In the ordinary course of Citi’s business, Citi and affiliates may actively trade or hold the securities of Zix and OpenText for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Zix, OpenText and their respective affiliates.

Zix selected Citi as its financial advisor in connection with the proposed Transactions based on Citi’s reputation in merger and acquisition assignments generally and in the software-as-a-service sector particularly, Citi’s relationships, connections and experience in cybersecurity as well as the breadth of their relationships, connections and experience in the re-seller and channel ecosystem, and the breadth of Citi’s contacts and coverage across both the financial and strategic categories of potential acquirors. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

(f)	Intent to Tender

To Zix’s knowledge, after making reasonable inquiry, all of Zix’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Under the terms of the D&O Voting Agreement, certain directors and executive officers of Zix have agreed, among other things, to tender in the Offer all Shares beneficially owned by such directors and executive officers and not withdraw any such Shares previously tendered. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Zix and Its Executive Officers and Directors – Director and Officer Tender and Voting Agreement,” which is hereby incorporated into this Item 4 by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Zix retained Citi to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Citi delivered the opinion and is entitled to be paid the fees described in Item 4 under the heading “—Opinion of Zix’s Financial Advisor”.

Additional information pertaining to the retention of Citi by Zix in Item 4 under the heading “ —Opinion of Zix’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Zix nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Zix’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Zix, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of the Company Stock-Based Awards and issuances by Zix with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options and Company Stock-Based Awards in the ordinary course, no transactions with respect to Shares have been effected by Zix, or, to the knowledge of Zix after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION, PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, Zix is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Zix’s securities by Zix or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Zix or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Zix or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Zix.

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Zix Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

We have agreed that, from the date of the Merger Agreement to the Offer Acceptance Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, directly or indirectly solicit an alternative Acquisition Proposal (as defined below), subject to fiduciary out provisions. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited Acquisition Proposal. The information set forth in “Section 11 — Purpose of the Offer and Plans for Zix; The Merger Agreement and Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A), is incorporated herein by reference.

As used herein, an “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by OpenText or Merger Sub), whether or not in writing, relating to any transaction or series of related transactions (other than the Transactions) involving (i) any direct or indirect purchase or other acquisition by any person or group, whether from the Company or any other person, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 15 percent of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 15 percent of the total outstanding voting power of the Company after giving effect to the consummation of such tender offer or exchange offer; (ii) any direct or indirect purchase (including by way of a merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction) or other acquisition by any person or group of assets constituting or accounting for more than 15 percent of the revenue, net income or consolidated assets of the Company and its subsidiaries, taken as a whole and measured as of the date of such purchase or acquisition; (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, joint venture, spin-off, split-off or other similar transaction involving the Company pursuant to which any person or group would hold securities representing more than 15 percent of the total outstanding voting power of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction; or (iv) any combination of the foregoing.

ITEM 8. ADDITIONAL INFORMATION

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Zix and Its Executive Officers and Directors – Golden Parachute Compensation” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated herein by reference.

Vote Required to Approve the Merger

The Zix Board has unanimously approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the TBOC. If the Offer is consummated, Zix does not anticipate seeking the approval of Zix’s remaining public shareholders before effecting the Merger. Section 21.459(c) of the TBOC provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other shareholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other shareholders of the target corporation. Accordingly, if the Offer is consummated, Zix, OpenText and Merger Sub intend to effect the closing of the Merger without a vote of the shareholders of Zix in accordance with Section 21.459(c) of the TBOC.

Anti-Takeover Statute

Zix is incorporated under the laws of the State of Texas. In general, Section 21.606 of the TBOC prevents an “affiliated shareholder” (defined generally to include a person who (i) is the beneficial owner of 20% or more of the outstanding voting shares of the corporation or (ii) during the preceding three-year period, was the beneficial owner of 20% or more of the outstanding voting shares of the corporation), or any affiliate or associate of the affiliated shareholder, from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Texas corporation who stock is publicly traded or held of record by more than 100 shareholders for a period of three (3) years following the date such person became an affiliated shareholder unless:

•

the business combination or the transaction in which the shareholder became an affiliated shareholder was approved by board of directors of the corporation before the shareholder became an affiliated shareholder; or

•

the business combination was approved, by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a shareholder meeting called for that purpose not less six (6) months after the shareholder became an affiliate shareholder.

Each of OpenText and Merger Sub is not, nor at any time for the past three years has been, an “affiliated shareholder” of Zix as defined in Section 21.602 of the TBOC. The execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause the Merger Agreement or the Merger to be subject to Section 21.606 the TBOC or any other similar provision that limits or restricts business combinations or the ability to acquire voting shares, and neither the execution of the Merger Agreement, the consummation of the Merger or the other transactions contemplated thereby will be, or will be deemed to be, a “business combination” within the meaning of Section 21.601-21.610 of the TBOC. In addition, in accordance with the provisions of Section 21.606 of the TBOC, the Zix Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 21.606 are inapplicable to the Offer, the Merger and the Transactions.

Assuming the accuracy of OpenText’s and Merger Sub’s representations and warranties contained in the Merger Agreement, no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation or any antitakeover provision in Zix’s restated articles of incorporation or bylaws is applicable to Zix, OpenText, Merger Sub, the Shares, the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or “poison pill” antitakeover plan in effect to which Zix or any of its subsidiaries is subject, party to or otherwise bound.

Notice of Appraisal Rights

No appraisal rights are available to shareholders of Zix in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Subchapter H of Chapter 10 of the TBOC and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Subchapter H of Chapter 10 of the TBOC, will be entitled to demand fair value of such Shares, as determined pursuant to the procedures set forth in Subchapter H of Chapter 10 of the TBOC. At the Effective Time, all such Shares will automatically be cancelled and will cease to exist or be outstanding, and each holder will cease to have any rights with respect to such Shares, except for the rights provided pursuant to the provisions of Subchapter H of Chapter 10 of the TBOC.

Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the dissenter’s Shares, as of the day preceding the effective date of the Merger, required to be paid in cash to such dissenting holders for their Shares. Any appreciation or depreciation in the value of the Shares occurring in anticipation of the Merger or as a result of the Merger must be specifically excluded from the computation of the fair value of the ownership interest. In addition, such dissenting shareholders would be entitled to receive payment of interest accruing from the 91st day after the effective date of the Merger until the date of the judgment determining the fair value of their Shares. In computing the fair value of the Shares, consideration must be given to the value of the Company as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. The appraiser appointed by the court to determine the fair value of the Shares is entitled to examine the books and records of the Company and may conduct investigations as the appraiser considers appropriate. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the dissenter’s Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger Consideration.

Under Subchapter H of Chapter 10 of the TBOC, where a merger is approved under Section 21.459(c), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Subchapter H, Chapter 10 of the TBOC. This Schedule 14D-9 will constitute the formal notice of appraisal rights under Subchapter H, Chapter 10 of the TBOC.

The preservation and exercise of dissent and appraisal rights require strict adherence to Subchapter H of Chapter 10 of the TBOC. Failure to follow the steps required by Subchapter H of Chapter 10 of the TBOC for perfecting dissent and appraisal rights may result in the loss of such rights. Company shareholders cannot exercise dissent or appraisal rights at this time. The information provided above is for informational purposes only with respect to such shareholders’ alternatives if the Merger is consummated. If a Company shareholder tenders its Shares into the Offer, it will not be entitled to exercise dissent and appraisal rights with respect to its Shares but, instead, subject to the conditions to the Offer, it will receive the Offer Price for its Shares.

All written demands for appraisal should be addressed to Zix Corporation, Attention: Noah F. Webster, Chief Legal Officer and Corporate Secretary, 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204.

The foregoing summary of the rights of Zix’s shareholders to seek appraisal rights under the TBOC does not purport to be a complete statement of the procedures to be followed by Zix’s shareholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Subchapter H of Chapter 10 of the TBOC. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the TBOC. A copy of Subchapter H of Chapter 10 of the TBOC is included as Annex II to this Schedule 14D-9. Shareholders should carefully review the full text of Subchapter H of Chapter 10 of the TBOC as well as the information discussed above.

SHAREHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE. FAILURE TO FOLLOW THE STEPS REQUIRED BY THE TBOC FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SUBCHAPTER H OF CHAPTER 10 OF THE TBOC, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE TBOC, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Zix, please see Zix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 5, 2021, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 9, 2021.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of OpenText and Zix expects to file Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of OpenText and/or Zix. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Zix does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s acquisition or investment threatens to impair the national security of the U.S. and that such threat cannot be adequately and appropriately resolved through a CFIUS mitigation agreement or other existing law. The Committee on Foreign Investment in the United States (“CFIUS”), pursuant to Section 721, has been delegated the authority to review proposed transactions, including, when appropriate, by receiving notification of a proposed transaction, conducting a review of a proposed transaction, determining when an investigation of a proposed transaction is warranted, conducting an investigation, requiring mitigation measures and submitting recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not in all circumstances required to, submit to CFIUS a voluntary notice or declaration regarding a transaction. CFIUS also has the power to initiate reviews on its own in the absence of a notification. The parties currently plan to file a declaration with CFIUS, though the conclusion of the CFIUS process is not a condition to closing.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking information related to Zix, OpenText and the proposed acquisition of Zix by OpenText that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based upon information available to Zix on the date this Schedule 14D-9 was filed. Zix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements in this Schedule 14D-9 include, among other things, statements about the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Zix’s stockholders will tender their shares in the tender offer and the possibility that the proposed acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the proposed acquisition, including the timing (including possible delays) and receipt of regulatory approvals from various governmental entities; risks related to business disruptions, uncertainty and market instability stemming from the COVID-19 pandemic and governmental actions related thereto; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; significant transaction costs associated with the proposed acquisition; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions. Zix may not succeed in addressing these and other risks. A further description of risks and uncertainties relating to Zix can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.zixcorp.com.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 22, 2021 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of summary advertisement, published in The New York Times on November 22, 2021 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(1)(G)	OpenText Press Release, dated November 22, 2021 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(A)	Opinion of Citigroup Global Markets Inc., dated November 7, 2021 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Zix Press Release, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(C)	OpenText Press Release, dated November 8, 2021 (incorporated herein by reference to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(D)	Tweet from Zix, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(E)	LinkedIn post from Zix, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(F)	Email from Zix’s CEO to Zix employees, sent on November 8, 2021 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(G)	Email from OpenText’s CEO to Zix employees, sent on November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(H)	Zix email to partners, first used November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(I)	Zix email to customers, first used November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(J)	AppRiver email to partners, first used November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(K)	AppRiver email to customers, first used November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(L)	Zix Customer FAQs, issued November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

(a)(5)(M)	Zix Partner FAQs, issued November 8, 2021 (incorporated herein by reference to Exhibit 99.11 to the Schedule 14D-9C filed by Zix with the SEC on November 9, 2021).

Exhibit No.	Description

(a)(5)(N)	Transcript of Open Text Corporation investor call on November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(O)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(P)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(Q)	Tweet posted on November 8, 2021 by Open Text Corporation (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(R)	LinkedIn post made on November 8, 2021 by Open Text Corporation (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(S)	Community.webroot.com post made on November 8, 2021 by Open Text Corporation (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(T)	Message to the analyst community on November 8, 2021 by Open Text Corporation (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(U)	Message to certain distributors and contacts of Open Text Corporation on November 8, 2021 by Open Text Corporation (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(a)(5)(V)	Post on ChannelFutures.com on November 8, 2021, which includes quotes from an executive of Open Text Corporation (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by OpenText with the SEC on November 9, 2021).

(e)(1)	Agreement and Plan of Merger, dated November 7, 2021, between Zix Corporation and Open Text Corporation (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Zix with the SEC on November 9, 2021).

(e)(2)	Joinder Agreement to Agreement and Plan of Merger, dated November 8, 2021, among Zix Corporation, OpenText Corporation and Zeta Merger Sub Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by OpenText with the SEC on November 17, 2021).

(e)(3)	Confidentiality Agreement, dated August 12, 2021, between Zix Corporation and Open Text Corporation (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO).

(e)(4)	Tender and Voting Agreement, dated November 7, 2021, by and among Zix Corporation, Open Text Corporation and Zephyr Holdco, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Zix with the SEC on November 9, 2021).

(e)(5)	Joinder Agreement to the Tender and Voting Agreement, dated November 8, 2021, by and among Zix Corporation, Open Text Corporation, Zeta Merger Sub Inc. and Zephyr Holdco, LLC (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by OpenText with the SEC on November 17, 2021).

(e)(6)	Tender and Voting Agreement, dated November 7, 2021, by and among Open Text Corporation and certain of Zix’s directors and its executive officers (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by OpenText with the SEC on November 17, 2021).

Exhibit No.	Description

(e)(7)	Joinder Agreement to the Tender and Voting Agreement, dated November 8, 2021, by and among Open Text Corporation, Zeta Merger Sub Inc. and certain of Zix’s directors and its executive officers (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by OpenText with the SEC on November 17, 2021).

(e)(8)	Zix Corporation 2004 Stock Option Plan (Amended and Restated as of June 7, 2007) (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by Zix with the SEC on June 12, 2007).

(e)(9)	Zix Corporation 2006 Directors’ Stock Option Plan (Amended and Restated as of June 7, 2007) (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Zix with the SEC on June 12, 2007).

(e)(10)	Form of Stock Option Agreement (with no “change in control” provision) for Zix Corporation Stock Option Plans (incorporated herein by reference to Exhibit 10.2 to Zix Corporation’s Registration Statement on Form S-8 (Registration No. 333-126576), dated July 13, 2005).

(e)(11)	Form of Stock Option Agreement (with “change in control” provision) for Zix Corporation Stock Option Plans (incorporated herein by reference to Exhibit 10.3 to Zix Corporation’s Registration Statement on Form S-8 (Registration No. 333-126576), dated July 13, 2005).

(e)(12)	Form of Stock Option Agreement (with “acceleration event” provision) for Zix Corporation Stock Option Plans and applicable to option agreements held by the Company’s chief executive officer and direct reports (incorporated herein by reference to Exhibit 10.17 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(13)	Form of Zix Corporation Outside Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to Zix Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).

(e)(14)	Zix Corporation Outside Director Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to Zix Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).

(e)(15)	Form of Zix Corporation Employee Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to Zix Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).

(e)(16)	Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to Zix Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016).

(e)(17)	Form of Amended and Restated Employment Termination Benefits Agreement (incorporated herein by reference to Exhibit 10.1 to Zix Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015).

(e)(18)	Zix Corporation Amended and Restated 2012 Incentive Plan (incorporated herein by reference to Appendix A of Schedule 14A on May 13, 2015).

(e)(19)	Amendment No. One to Zix Corporation Amended and Restated 2012 Incentive Plan (incorporated herein by reference to Exhibit 10.27 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2015).

(e)(20)	Zix Corporation 2018 Omnibus Incentive Plan (incorporated herein by reference to Appendix A of Schedule 14A on April 27, 2018).

(e)(21)	Form of Executive Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.22 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(22)	Form of Executive Restricted Stock Agreement (Qualified Performance Based Award) (incorporated herein by reference to Exhibit 10.23 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

Exhibit No.	Description

(e)(23)	Form of Executive Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.24 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(24)	Form of Executive Restricted Stock Unit Agreement (Qualified Performance Based Award) (incorporated herein by reference to Exhibit 10.25 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(25)	Form of Non-Employee Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.26 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(26)	Form of Non-Employee Director Deferred Stock Unit Agreement (incorporated herein by reference to Exhibit 10.27 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017).

(e)(27)	Investment Agreement, dated as of January 14, 2019, by and between Zix Corporation and the investor named therein (incorporated herein by reference to Exhibit 10.1 to Zix Corporation’s Current Report on Form 8-K filed on January 17, 2019).

(e)(28)	Registration Rights Agreement, dated as of February 20, 2019, by and among Zix Corporation and Zephyr Holdco, LLC (incorporated herein by reference to Exhibit 10.1 to Zix Corporation’s Current Report on Form 8-K, filed on February 22, 2019).

(e)(29)	Form of Director or Officer Indemnity Agreement (incorporated herein by reference to Exhibit 10.25 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(30)	Restricted Stock Agreement (Time-Based Award), dated November 11, 2020, by and between Zix Corporation and Ryan Allphin (incorporated herein by reference to Exhibit 10.27 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(31)	Restricted Stock Agreement (Performance-Based Award — 2021 Annual Performance Period), dated November 11, 2020, by and between Zix Corporation and Ryan Allphin (incorporated herein by reference to Exhibit 10.28 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(32)	Restricted Stock Agreement (Performance-Based Award — 2022 Annual Performance Period), dated November 11, 2020, by and between Zix Corporation and Ryan Allphin (incorporated herein by reference to Exhibit 10.29 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(33)	Employee Stock Option Agreement, dated November 11, 2020, by and between Zix Corporation and Ryan Allphin (incorporated herein by reference to Exhibit 10.30 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(34)	Israel Award Plan of Zix Corporation, effective November 5, 2020 (incorporated herein by reference to Exhibit 10.31 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(35)	Forms of Restricted Stock Unit Agreements Issuable Under Israel Award Plan (incorporated herein by reference to Exhibit 10.32 to Zix Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020).

(e)(36)	Excerpts from Zix Corporation’s Definitive Proxy Statement on Schedule 14A, filed on April 23, 2021 (incorporated herein by reference to Zix Corporation’s Definitive Proxy Statement on Schedule 14A, filed on April 23, 2021).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021	ZIX CORPORATION

	By:	/s/ Noah F. Webster
		Name:	Noah F. Webster
		Title:	Chief Legal Officer

ANNEX I

Citi Fairness Opinion

388 Greenwich Street

New York, NY 10013

November 7, 2021

The Board of Directors

Zix Corporation

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204-2960

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of the common stock, par value $0.01 per share, of Zix Corporation (“Zix” and, such common stock, “Zix Common Stock”), other than as specified below, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 7, 2021 (the “Agreement”) between Zix and Open Text Corporation (“Parent”). As more fully described in the Agreement, (i) Parent will form, or cause to be formed, a wholly owned subsidiary of Parent (“Merger Sub”), which will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Zix Common Stock at a purchase price of $8.50 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into Zix (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Zix Common Stock not previously tendered in the Tender Offer (other than the Dissenting Company Shares and Owned Company Shares (as such terms are defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Zix concerning the business, operations and prospects of Zix. We examined certain publicly available business and financial information relating to Zix as well as certain financial forecasts and other information and data relating to Zix which were provided to or discussed with us by the management of Zix. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Zix Common Stock; the historical and projected earnings and other operating data of Zix; and the capitalization and financial condition of Zix. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Zix. In connection with our engagement and at the direction of Zix, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Zix. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Zix that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Zix provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Zix, and have assumed, with your consent, that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Zix as to the future financial performance of Zix and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Zix or the Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Zix nor have we made any physical inspection of the properties or assets of Zix. Our opinion does not address the underlying business decision of Zix to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Zix or the effect of any other transaction in which Zix might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Zix in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In addition, Zix has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided services to Parent, and in the future may provide services to Zix and Parent unrelated to the proposed Transaction, for which services we and such affiliates have received compensation and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, (i) having acted for Parent in February 2020 as joint lead manager in connection with the issuance of $900,000,000 3.875% Senior Unsecured Notes due 2028 and $900,000,000 4.125% Senior Unsecured Notes due 2030 and (ii) having acted for Parent in October 2019 as joint lead arranger and joint bookrunner in connection with its $750,000,000 Fourth Amended and Restated Credit Agreement. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Zix and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Zix, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Zix in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Zix Common Stock in the Tender Offer or how such stockholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Zix Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX II

SUBCHAPTER H OF CHAPTER 10 OF THE TBOC

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a)    This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b)    This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c)    The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter.

§ 10.352. DEFINITIONS.

In this subchapter:

(1)    “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A)    provides notice under Section 10.356; and

(B)    complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)    “Responsible organization” means:

(A)    the organization responsible for:

(i)    the provision of notices under this subchapter; and

(ii)    the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B)    with respect to a merger or conversion:

(i)    for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii)    for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C)    with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D)    with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

§ 10.353. FORM AND VALIDITY OF NOTICE.

(a)    Notice required under this subchapter:

(1)    must be in writing; and

(2)    may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)    Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a)    Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1)    dissent from:

(A)    a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B)    a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C)    a plan of exchange in which the ownership interest of the owner is to be acquired;

(D)    a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E)    a merger effected under Section 10.006 in which:

(i)    the owner is entitled to vote on the merger; or

(ii)    he ownership interest of the owner is converted or exchanged; and

(2)    Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b)    Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1)    the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A)    listed on a national securities exchange or a similar system;

(B)    listed on the Nasdaq Stock Market or a successor quotation system;

(C)    designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor system; or

(D)    held of record by at least 2,000 owners;

(2)    the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3)    the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A)    ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)    listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance;

(ii)    approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or a successor entity; or

(iii)    held of record by at least 2,000 owners;

(B)    cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C)    any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c)    Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a)    A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1)    the action or proposed action is submitted to a vote of the owners at a meeting; or

(2)    approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b)    If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c)    A notice required to be provided under Subsection (a) or (b) must:

(1)    be accompanied by a copy of this subchapter; and

(2)    advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(2) may be provided.

(d)    In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1)    each owner who consents in writing to the action before the owner delivers the written consent; and

(2)    each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e)    Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(2).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a)    An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b)    To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1)    with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A)    must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B)    may not consent to the action if the action is approved by written consent; and

(2)    must give to the responsible organization a notice dissenting to the action that:

(A)    is addressed to the president and secretary of the responsible organization;

(B)    demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)    provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)    states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)    is delivered to the responsible organization at its principal executive offices at the following time:

(i)    before the action is considered for approval, if the action is to be submitted to a vote of the owners at a meeting;

(ii)    not later than the 20th day after the date the responsible organization sends to the owner a notice that the action was approved by the requisite vote of the owners, if the action is to be undertaken on the written consent of the owners; or

(iii)    not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c)    An owner who does not make a demand within the period required by Subsection (b)(2)(E) is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under this section, the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e)    If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)    An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1)    payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2)    a petition has been filed under Section 10.361.

(b)    Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a)    Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356, the responsible organization shall respond to the dissenting owner in writing by:

(1)    accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2)    rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b)    If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1)    endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)    signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)    If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1)    an estimate by the responsible organization of the fair value of the ownership interests; and

(2)    an offer to pay the amount of the estimate provided under Subdivision (1).

(d)    An offer made under Subsection (c)(2) must remain open for a period of at least 60 days from the date the offer is first delivered to the dissenting owner.

(e)    If a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or if a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 60th day after the date the offer is accepted or the agreement is reached, as appropriate, if the dissenting owner delivers to the responsible organization:

(1)    endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)    signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)    A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b)    If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1)    a reference to the demand; and

(2)    the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

(a)    If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1)    the county in which the organization’s principal office is located in this state; or

(2)    the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b)    A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c)    On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)    The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1)    the responsible organization; and

(2)    each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e)    The court shall:

(1)    determine which owners have:

(A)    perfected their rights by complying with this subchapter; and

(B)    become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2)    appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f)    The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a)    For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b)    In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the organization as a going concern without including in the computation of value any:

(1)    payment for a control premium or minority discount other than a discount attributable to the type of ownership interests held by the dissenting owner; and

(2)    limitation placed on the rights and preferences of those ownership interests.

(c)    The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a)    An appraiser appointed under Section 10.361 has the power and authority that:

(1)    is granted by the court in the order appointing the appraiser; and

(2)    may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)    The appraiser shall:

(1)    determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2)    file with the court a report of that determination.

(c)    The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d)    The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a)    A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b)    If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c)    Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d)    The responsible organization shall:

(1)    immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2)    pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e)    On payment of the judgment, the dissenting owner does not have an interest in the:

(1)    ownership interest for which the payment is made; or

(2)    responsible organization with respect to that ownership interest.

§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.

(a)    An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b)    All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a)    An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1)    in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2)    in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b)    An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of another owner with respect to the ownership interest except the right to:

(1)    receive payment for the ownership interest under this subchapter; and

(2)    bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c)    An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a)    The rights of a dissenting owner terminate if:

(1)    the owner withdraws the demand under Section 10.356;

(2)    the owner’s right of dissent is terminated under Section 10.356;

(3)    a petition is not filed within the period required by Section 10.361; or

(4)    after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b)    On termination of the right of dissent under this section:

(1)    the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2)    the owner’s right to be paid the fair value of the owner’s ownership interests ceases and the owner’s status as an owner of those ownership interests is restored without prejudice in any interim proceeding if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent fundamental business transaction; and

(3)    the dissenting owner is entitled to receive dividends or other distributions made in the interim to owners of the same class and series of ownership interests held by the owner as if a demand for the payment of the ownership interests had not been made under Section 10.356, subject to any change in or adjustment to ownership interests because of the cancellation or exchange of the ownership interests after the date a demand under Section 10.356 was made pursuant to a fundamental business transaction.

§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1)    the value of the ownership interest or money damages to the owner with respect to the ownership interest; and

(2)    the owner’s right in the organization with respect to a fundamental business transaction.